SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 19, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION 09/30/2009	Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -Federal Taxpayer's Registration Number (CNPJ) 43.776.517/0001-80
4 - State Registration Number - NIRE 35300016831

01.02 - HEAD OFFICE

1 - ADDRESS Rua Costa Carvalho, 300			2 - SUBURB OR DISTRICT Pinheiros
3 - POSTAL CODE 05429-900	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - ADDRESS Rua Costa Carvalho, 300			3 - SUBURB OR DISTRICT Pinheiros
4 - POSTAL CODE 05429-900	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE 3388-8386	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGINNING	2 - END	3 - QUARTER	4 -BEGINNING	5 - END	6 - QUARTER	7 -BEGINNING	8 - END
01/01/2009	12/31/2009	3	07/01/2009	09/30/2009	2	04/01/2009	06/30/2009
9 - INDEPENDENT ACCOUNTANT PRICEWATERHOUSECOOPERS INDEPENDENT AUDITORS						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Paulo Cesar Estevão Netto						12 - INDIVIDUAL TAXPAYER'S REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 018.950.957-00

Page: 1

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 09/30/2009	2 - PRIOR QUARTER 06/30/2009	3 - SAME QUARTER IN PRIOR YEAR 09/30/2008
Paid-up Capital
1 - Common	227,836	227,836	227,836
2 - Preferred	0	0	0
3 - Total	227,836	227,836	227,836
Treasury Shares
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water Capture, Treatment and Distribution; Sewage Collection and Treatment
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Qualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors' Meeting	05/14/2009	Interest on capital		Registered common	0.6100000000

Page: 2

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousands)	4 - AMOUNT OF THE ALTERATION (R$ thousands)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - Date 11/16/2009	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2009	4 - 06/30/2009
1	Total assets	21,039,547	20,826,704
1.01	Current assets	2,080,292	2,307,462
1.01.01	Cash and cash equivalents	383,924	685,576
1.01.01.01	Cash and Cash Equivalents	383,799	685,081
1.01.01.02	Other cash and cash equivalents	125	495
1.01.02	Receivables	1,232,980	1,214,474
1.01.02.01	Trade accounts receivable	1,082,737	1,049,740
1.01.02.02	Sundry receivables	150,243	164,734
1.01.02.02.01	Balances and Transactions with Related Parties	150,243	164,734
1.01.03	Inventories	37,104	39,146
1.01.03.01	Storeroom supplies - operations	37,104	39,146
1.01.04	Others	426,284	368,266
1.01.04.01	Taxes Recoverable	3,524	3,197
1.01.04.02	Deferred Income Tax and Social Contribution	255,598	202,249
1.01.04.03	Agreement São Paulo´s City Hall	117,433	129,647
1.01.04.04	Other receivables	49,729	33,173
1.02	Non-current assets	18,959,255	18,519,242
1.02.01	Long-term assets	2,458,408	2,432,852
1.02.01.01	Sundry receivables	2,458,408	2,432,852
1.02.01.01.01	Trade accounts receivable	272,748	276,990
1.02.01.01.02	Balances and Transactions with Related Parties	1,403,798	1,401,365
1.02.01.01.03	Indemnities receivable	146,213	146,213
1.02.01.01.04	Judicial deposits	44,647	51,949
1.02.01.01.05	Deferred Income Tax and Social Contribution	493,283	458,890
1.02.01.01.06	Other accounts receivable	97,719	97,445
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Others	0	0
1.02.02	Permanent assets	18,500,847	16,086,390
1.02.02.01	Investments	4,412	4,442
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In affiliated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	3,692	3,722
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	15,402,918	14,988,107
1.02.02.02.01	Property, plant and equipment	11,945,030	11,939,140

Page: 4

1 - Code	2 - Description	3 - 09/30/2009	4 - 06/30/2009
1.02.02.02.02	Construction in progress	3,457,888	3,048,967
1.02.02.03	Intangible	1,093,517	1,093,841
1.02.02.04	Deferred charges	0	0

Page: 5

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2009	4 - 06/30/2009
2	Total liabilities and shareholders' equity	21,039,547	20,826,704
2.01	Current liabilities	3,539,289	3,287,914
2.01.01	Loans and financing	1,227,130	1,192,173
2.01.02	Debentures	392,287	422,139
2.01.02.01	6th issue of debentures	225,932	237,372
2.01.02.02	7th issue of debentures	121,476	121,968
2.01.02.03	Interest on debentures	44,879	62,799
2.01.03	Trade accounts payable	230,722	182,893
2.01.04	Taxes and contributions payable	193,452	145,582
2.01.04.01	Income tax	60,243	29,827
2.01.04.02	Social contribution	22,975	13,478
2.01.04.03	PAES (Tax debt refinancing program)	33,674	33,336
2.01.04.04	COFINS and PASEP (Taxes on revenue)	35,860	32,232
2.01.04.05	INSS (Social security contribution)	21,734	22,312
2.01.04.06	Others	18,966	14,397
2.01.05	Dividends payable	0	0
2.01.06	Provisions	604,542	471,755
2.01.06.01	For Tax Contingencies	529	527
2.01.06.02	For Civil Contingencies	26,545	16,284
2.01.06.03	For Contingencies with Suppliers	180,255	153,887
2.01.06.04	For Contingencies with Customers	381,785	280,190
2.01.06.05	For Environmental Contingencies	94	7,478
2.01.06.06	For Labor Contingencies	15,334	13,389
2.01.07	Intercompany payables	0	0
2.01.08	Others	891,156	873,372
2.01.08.01	Payroll and related charges	349,895	340,181
2.01.08.02	Accounts Payable	173,728	167,834
2.01.08.03	Interest on capital payable	128,656	128,656
2.01.08.04	Deferred taxes and contributions	44,570	47,289
2.01.08.05	Refundable amounts	48,154	47,072
2.01.08.06	Commitments of Program Contracts	44,551	52,674
2.01.08.07	Agreement São Paulo´s City Hall	65,527	62,231
2.01.08.08	Public Private Partnership	17,615	15,399
2.01.08.09	Other payables	18,460	12,036
2.02	Non-current liabilities	6,230,203	6,464,462
2.02.01	Long-term liabilities	6,230,203	6,464,462
2.02.01.01	Loans and financing	3,813,567	3,982,084
2.02.01.02	Debentures	641,134	868,831
2.02.01.02.01	6th issue of debentures	0	226,848
2.02.01.02.02	8th issue of debentures	418,863	420,561
2.02.01.02.03	9th issue of debentures	222,271	221,422

Page: 6

1 - Code	2 - Description	3 - 09/30/2009	4 - 06/30/2009
2.02.01.03	Provisions	741,712	654,108
2.02.01.03.01	For Tax Contingencies	28,430	25,585
2.02.01.03.02	For Civil Contingencies	136,214	144,179
2.02.01.03.03	For Contingencies with Suppliers	149,585	29,049
2.02.01.03.04	For Contingencies with Customers	338,325	377,229
2.02.01.03.05	For Environmental Contingencies	59,641	49,888
2.02.01.03.06	For Labor Contingencies	29,537	28,178
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	1,033,790	959,439
2.02.01.06.01	Deferred taxes and contributions	151,961	149,756
2.02.01.06.02	PAES (Tax debt refinancing program)	92,602	100,007
2.02.01.06.03	Social security charges	464,525	449,568
2.02.01.06.04	Indemnities	41,209	42,490
2.02.01.06.05	Commitments of Program Contracts	119,452	110,446
2.02.01.06.06	Public Private Partnership	67,414	36,939
2.02.01.06.07	Other payables	96,627	70,233
2.03	Deferred income	0	0
2.05	Shareholders' equity	11,270,055	11,074,328
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Recourse for projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,185,646	2,207,324
2.05.03.01	Own assets	2,185,646	2,207,324
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Revenue reserves	1,911,474	1,911,474
2.05.04.01	Legal	357,058	357,058
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,554,416	1,554,416
2.05.04.07.01	Reserve for investments	1,554,416	1,554,416
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Conversion Accumulated Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	844,992	627,587
2.05.07	Advance for future capital increase	0	0

Page: 7

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	1 - 07/01/2009 to 09/30/2009	2 - 01/01/2009 to 09/30/2009	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008
3.01	Gross revenue from sales and/or services	1,749,076	5,272,095	1,717,266	5,003,222
3.02	Gross revenue deductions	(120,105)	(366,135)	(124,221)	(356,756)
3.03	Net revenue from sales and/or services	1,628,971	4,905,960	1,593,045	4,646,466
3.04	Cost of sales and/or services	(762,094)	(2,427,366)	(708,200)	(2,075,690)
3.05	Gross profit	866,877	2,478,594	884,845	2,570,776
3.06	Operating (expenses) income	(561,308)	(1,130,470)	(520,608)	(1,272,178)
3.06.01	Selling	(201,415)	(597,238)	(163,590)	(527,173)
3.06.02	General and administrative	(209,855)	(458,461)	(184,122)	(401,141)
3.06.03	Financial	(157,027)	(89,465)	(47,544)	(229,275)
3.06.03.01	Financial income	40,735	153,569	403,267	499,476
3.06.03.01.01	Financial income	40,602	160,938	406,682	502,356
3.06.03.01.02	Exchange gains	133	(7,369)	(3,415)	(2,880)
3.06.03.02	Financial expenses	(197,762)	(243,034)	(450,811)	(728,751)
3.06.03.02.01	Financial expenses	(301,524)	(617,490)	(238,609)	(609,392)
3.06.03.02.02	Exchange (losses) gains	103,762	374,456	(212,202)	(119,359)
3.06.04	Other operating income	15,506	33,570	15,582	34,579
3.06.04.01	Other operating income	17,087	36,992	16,637	38,962
3.06.04.02	COFINS and PASEP (Taxes on revenue)	(1,581)	(3,422)	(1,055)	(4,383)
3.06.05	Other operating expenses	(8,487)	(18,736)	(140,934)	(149,168)
3.06.05.01	Loss on write-off of property, plant and equipment	(5,702)	(11,750)	(139,704)	(146,395)
3.06.05.02	Provision for Losses with Tax Incentives	0	(300)	(100)	(100)
3.06.05.03	Tax Incentives	(1,250)	(4,322)	(749)	(1,859)
3.06.05.04	Others	(1,535)	(2,364)	(381)	(814)
3.06.06	Equity in the results of subsidiaries	(30)	(140)	0	0
3.07	Income from operations	305,569	1,348,124	364,237	1,298,598
3.08	Non-operating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page: 8

1 - Code	2 - Description	1 - 07/01/2009 to 09/30/2009	2 - 01/01/2009 to 09/30/2009	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008
3.09	Income before taxes and profit sharing	305,569	1,348,124	364,237	1,298,598
3.10	Provision for income tax and social contribution	(198,822)	(576,057)	(176,993)	(500,674)
3.10.01	Provision for income tax	(145,564)	(422,056)	(129,774)	(367,264)
3.10.02	Provision for social contribution	(53,258)	(154,001)	(47,219)	(133,410)
3.11	Deferred income tax	88,980	144,539	43,842	96,906
3.11.01	Deferred income tax	65,192	106,044	32,237	73,074
3.11.02	Deferred social contribution	23,788	38,495	11,605	23,832
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss)	195,727	916,606	231,086	894,830
	Number of shares, former treasury shares (thousands)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	0.85907	4.02310	1.01426	3.92752
	LOSS PER SHARE (Reais)

Page: 9

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	1 - 07/01/2009 to 09/30/2009	2 - 01/01/2009 to 09/30/2009	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008
4.01	Net Cash from Operating Activities	555,754	1,624,198	518,735	1,483,623
4.01.01	Cash Generated from Operations	818,018	2,696,925	923,653	2,772,059
4.01.01.01	Income before Income Tax and Social Contribution	305,569	1,348,124	364,237	1,298,598
4.01.01.02	Deferred Taxes and Contributions	0	0	0	0
4.01.01.03	Taxes and Contributions Payable	0	0	0	(68,878)
4.01.01.04	Provision for Contingencies	270,746	425,534	164,047	390,599
4.01.01.05	Reversal of Provision for Losses	(222)	846	(168)	(254)
4.01.01.06	Other Provisions	88	316	135	373
4.01.01.07	Social Security Obligations	19,178	57,365	17,575	52,747
4.01.01.08	Write-off of Fixed Assets	5,702	11,750	139,704	146,395
4.01.01.09	Write-off of Deferred Asset	0	0	0	7
4.01.01.10	Write-off of Investments	4,542	4,542	0	0
4.01.01.11	Depreciation and Amortization	161,479	484,654	160,302	465,371
4.01.01.12	Intersts on Loans and Financings Payable	114,336	348,658	125,315	362,487
4.01.01.13	Monetary and Foreign Exchange Variation on Loans and Financings	(106,635)	(376,288)	240,089	220,472
4.01.01.14	Monetary Variations of Interest on Capital	0	0	0	7,338
4.01.01.15	Interest and Monetary Variations Expense	1,323	4,345	1,730	6,637
4.01.01.16	Interest and Monetary Variations Income	(6,537)	(16,046)	(350,158)	(362,452)
4.01.01.17	Allowance for Doubtful Accounts	71,509	234,658	60,845	252,619
4.01.01.18	Prov. For Term of Conduct Adjustment (TAC)	(26,386)	102,800	0	0
4.01.01.19	Other Provisions	3,296	65,527	0	0
4.01.01.20	Equity in the results of investees	30	140	0	0
4.01.02	Variation to Assets and Liabilities	(262,264)	(1,072,727)	(404,918)	(1,288,436)
4.01.02.01	Trade accounts Receivable	(97,781)	(132,226)	(83,040)	(202,306)
4.01.02.02	Balances and Transactions with Related Parties	13,347	51,069	(32,735)	101,972
4.01.02.03	Inventories	2,263	9,728	2,271	13,232
4.01.02.04	Taxes Recoverable	(328)	1,141	721	6,640
4.01.02.05	Other Accounts Receivable	(3,614)	(21,689)	(33,352)	(99,786)

Page: 10

1 - Code	2 - Description	1 - 07/01/2009 to 09/30/2009	2 - 01/01/2009 to 09/30/2009	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008
4.01.02.06	Judicial Deposits	(15,011)	(29,130)	(27,931)	(37,389)
4.01.02.07	Indemnities Receivable	0	2,581	0	0
4.01.02.08	Contractors and Suppliers	47,623	26,154	(353)	(18,403)
4.01.02.09	Salaries, Provisions and Social Security Obligations	36,099	51,039	53,490	83,115
4.01.02.10	Withholding Tax on Interest on Shareholders' Capital	0	0	14,371	0
4.01.02.11	Taxes and Contributions Payable	(5,425)	(68,675)	(9,463)	(51,727)
4.01.02.12	Accounts Payable	(3,111)	1,519	25,816	8,329
4.01.02.13	Other Obligations	74,225	128,570	12,015	10,309
4.01.02.14	Contingencies	(26,233)	(195,437)	(82,938)	(272,884)
4.01.02.15	Pension Plan	(4,219)	(12,711)	(4,109)	(12,265)
4.01.02.16	Interest Paid	(126,568)	(407,019)	(136,076)	(389,674)
4.01.02.17	Income Tax and Contributions Paid	(153,531)	(477,641)	(103,605)	(427,599)
4.01.03	Others	0	0	0	0
4.02	Net Cash from Investment Activities	(595,921)	(1,356,810)	(409,596)	(959,643)
4.02.01	Acquisition of property, plant and equipment	(590,577)	(1,335,634)	(327,848)	(835,826)
4.02.02	Increase in Intangibles	(5,344)	(23,446)	(77,907)	(119,976)
4.02.03	Increase in Investments	0	0	(3,841)	(3,841)
4.02.04	Sale of Property, Plant & Equipment	0	2,270	0	0
4.03	Net Cash from Financing Activities	(261,485)	(505,523)	12,983	(514,074)
4.03.01	Fundings	94,736	939,473	137,256	682,195
4.03.02	Loan Amortizations	(356,221)	(1,159,665)	(109,866)	(494,238)
4.03.03	Payment of Interest on Shareholders' Equity	0	(285,331)	(14,407)	(702,031)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash and Cash Equivalents	(301,652)	(238,135)	122,122	9,906
4.05.01	Beginning Balance of Cash and Cash Equivalents	685,576	622,059	352,781	464,997
4.05.02	Ending Balance of Cash and Cash Equivalents	383,924	383,924	474,903	474,903

Page: 11

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 07/01/2009 to 09/30/2009 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 -RETAINED EARNINGS/ LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,207,324	1,911,474	627,587	0	11,074,328
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,207,324	1,911,474	627,587	0	11,074,328
5.04	Profit/Loss for the Period	0	0	0	0	195,727	0	195,727
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(21,678)	0	21,678	0	0
5.13	Ending Balance	6,203,688	124,255	2,185,646	1,911,474	844,992	0	11,270,055

Page: 12

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 to 09/30/2009 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 -RETAINED EARNINGS/ LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.04	Profit/Loss for the Period	0	0	0	0	916,606	0	916,606
5.05	Allocations	0	0	0	0	(138,980)	0	(138,980)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders' Equity	0	0	0	0	(138,980)	0	(138,980)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(67,366)	0	67,366	0	0
5.13	Ending Balance	6,203,688	124,255	2,185,646	1,911,474	844,992	0	11,270,055

Page: 13

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2009	4 - 06/30/2009
1	Total assets	21,039,782	20,826,892
1.01	Current assets	2,082,714	2,310,800
1.01.01	Cash and cash equivalents	386,269	688,904
1.01.01.01	Cash and Cash Equivalents	386,144	688,409
1.01.01.02	Other cash and cash equivalents	125	495
1.01.02	Receivables	1,232,980	1,214,474
1.01.02.01	Trade accounts receivable	1,082,737	1,049,740
1.01.02.02	Sundry receivables	150,243	164,734
1.01.02.02.01	Balances and Transactions with Related Parties	150,243	164,734
1.01.03	Inventories	37,104	39,146
1.01.03.01	Storeroom supplies - operations	37,104	39,146
1.01.04	Others	426,361	368,276
1.01.04.01	Taxes Recoverable	3,524	3,197
1.01.04.02	Deferred Income Tax and Social Contribution	255,598	202,249
1.01.04.03	Agreement with São Paulo's City Hall	117,433	129,647
1.01.04.04	Other receivables	49,806	33,183
1.02	Non-current assets	18,957,068	18,516,092
1.02.01	Long-term assets	2,458,408	2,432,852
1.02.01.01	Sundry receivables	2,458,408	2,432,852
1.02.01.01.01	Trade accounts receivable	272,748	276,990
1.02.01.01.02	Balances and Transactions with Related Parties	1,403,798	1,401,365
1.02.01.01.03	Indemnities receivable	146,213	146,213
1.02.01.01.04	Judicial deposits	44,647	51,949
1.02.01.01.05	Deferred Income Tax & Social Contribution	493,283	458,890
1.02.01.01.06	Other receivables	97,719	97,445
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Others	0	0
1.02.02	Permanent assets	16,498,660	16,083,240
1.02.02.01	Investments	720	720
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	15,404,423	14,988,679
1.02.02.02.01	Property, plant and equipment	11,945,045	11,939,155
1.02.02.02.02	Construction in progress	3,459,378	3,049,524
1.02.02.03	Intangible	1,093,517	1,093,841
1.02.02.04	Deferred charges	0	0

Page: 14

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2009	4 - 06/30/2009
2	Total liabilities and shareholders' equity	21,039,782	20,826,892
2.01	Current liabilities	3,539,524	3,288,102
2.01.01	Loans and financing	1,227,130	1,192,173
2.01.02	Debentures	392,287	422,139
2.01.02.01	6th issue of debentures	225,932	237,372
2.01.02.02	7th issue of debentures	121,476	121,968
2.01.02.03	Interest on debentures	44,879	62,799
2.01.03	Trade accounts payable	230,915	183,042
2.01.04	Taxes payable	193,457	145,586
2.01.04.01	Income tax	60,243	29,827
2.01.04.02	Social contribution tax	22,975	13,478
2.01.04.03	PAES (Tax debt refinancing program)	33,674	33,336
2.01.04.04	COFINS and PASEP (Taxes on revenue)	35,860	32,232
2.01.04.05	INSS (Social security contribution)	21,734	22,312
2.01.04.06	Others	18,971	14,401
2.01.05	Dividends payable	0	0
2.01.06	Reserves	604,542	471,755
2.01.06.01	For Tax Contingencies	529	527
2.01.06.02	For Civil Contingencies	26,545	16,284
2.01.06.03	For Contingencies with Suppliers	180,255	153,887
2.01.06.04	For Contingencies with Customers	381,785	280,190
2.01.06.05	For Environmental Contingencies	94	7,478
2.01.06.06	For Labor Contingencies	15,334	13,389
2.01.07	Intercompany payables	0	0
2.01.08	Others	891,193	873,407
2.01.08.01	Payroll and related charges	349,932	340,216
2.01.08.02	Accounts Payable	173,728	167,834
2.01.08.03	Interest on capital payable	128,656	128,656
2.01.08.04	Deferred taxes and contributions	44,570	47,289
2.01.08.05	Refundable amounts	48,154	47,072
2.01.08.06	Commitments of Program Contracts	44,551	52,674
2.01.08.07	Agreement with São Paulo's City Hall	65,527	62,231
2.01.08.08	Public Private Partnership	17,615	15,399
2.01.08.09	Other payables	18,460	12,036
2.02	Non-current liabilities	6,230,203	6,464,462
2.02.01	Long-term liabilities	6,230,203	6,464,462
2.02.01.01	Loans and financing	3,813,567	3,982,084
2.02.01.02	Debentures	641,134	868,831
2.02.01.02.01	6th issue of debentures	0	226,848
2.02.01.02.02	8th issue of debentures	418,863	420,561
2.02.01.02.03	9th issue of debentures	222,271	221,422
2.02.01.03	Reserves	741,712	654,108
2.02.01.03.01	For Tax Contingencies	28,430	25,585

Page: 15

1 - Code	2 - Description	3 - 09/30/2009	4 - 06/30/2009
2.02.01.03.02	For Civil Contingencies	136,214	144,179
2.02.01.03.03	For Contingencies with Suppliers	149,565	29,049
2.02.01.03.04	For Contingencies with Customers	338,325	377,229
2.02.01.03.05	For Environmental Contingencies	59,641	49,888
2.02.01.03.06	For Labor Contingencies	29,537	28,178
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	1,033,790	959,439
2.02.01.06.01	Deferred taxes	151,961	149,756
2.02.01.06.02	PAES (Tax debt refinancing program)	92,602	100,007
2.02.01.06.03	Social security charges	464,525	449,568
2.02.01.06.04	Indemnities	41,209	42,490
2.02.01.06.05	Commitments of Program Contracts	119,452	110,446
2.02.01.06.06	Public Private Partnership	67,414	36,939
2.02.01.06.07	Other payables	96,627	70,233
2.03	Deferred income	0	0
2.04	Minority Interest	0	0
2.05	Shareholders' equity	11,270,055	11,074,328
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Recourse for projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,185,646	2,207,324
2.05.03.01	Own assets	2,185,646	2,207,324
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	1,911,474	1,911,474
2.05.04.01	Legal	357,058	357,058
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,554,416	1,554,416
2.05.04.07.01	Reserve for investments	1,554,416	1,554,416
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Conversion Accumulated Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	844,992	627,587
2.05.07	Advance for future capital increase	0	0

Page: 16

09.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	1 - 07/01/2009 to 09/30/2009	2 - 01/01/2009 to 09/30/2009	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008
3.01	Gross revenue from sales and/or services	1,749,076	5,272,095	1,717,266	5,003,222
3.02	Gross revenue deductions	(120,105)	(366,135)	(124,221)	(356,756)
3.03	Net revenue from sales and/or services	1,628,971	4,905,960	1,593,045	4,646,466
3.04	Cost of sales and/or services	(762,094)	(2,427,366)	(708,200)	(2,075,690)
3.05	Gross profit	866,877	2,478,594	884,845	2,570,776
3.06	Operating (expenses) income	(561,308)	(1,130,470)	(520,608)	(1,272,178)
3.06.01	Selling	(201,415)	(597,238)	(163,590)	(527,173)
3.06.02	General and administrative	(209,942)	(458,850)	(184,122)	(401,141)
3.06.03	Financial	(156,970)	(89,216)	(47,544)	(229,275)
3.06.03.01	Financial income	40,797	153,823	403,267	499,476
3.06.03.01.01	Financial income	40,664	161,192	406,682	502,356
3.06.03.01.02	Exchange gains	133	(7,369)	(3,415)	(2,880)
3.06.03.02	Financial expenses	(197,767)	(243,039)	(450,811)	(728,751)
3.06.03.02.01	Financial expenses	(301,529)	(617,495)	(238,609)	(609,392)
3.06.03.02.02	Exchange (losses) gains	103,762	374,456	(212,202)	(119,359)
3.06.04	Other operating income	15,506	33,570	15,582	34,579
3.06.04.01	Other operating income	17,087	36,992	16,637	38,962
3.06.04.02	COFINS and PASEP (Taxes on revenue)	(1,581)	(3,422)	(1,055)	(4,383)
3.06.05	Other operating expenses	(8,487)	(18,736)	(140,934)	(149,168)
3.06.05.01	Loss on write-off of property, plant and equipment	(5,702)	(11,750)	(139,704)	(146,395)
3.06.05.02	Provision for Losses with Tax Incentives	0	(300)	(100)	(100)
3.06.05.03	Tax Incentives	(1,250)	(4,322)	(749)	(1,859)
3.06.05.04	Others	(1,535)	(2,364)	(381)	(814)
3.06.06	Equity in the results of subsidiaries	0	0	0	0
3.07	Income from operations	305,569	1,348,124	364,237	1,298,598
3.08	Non-operating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page: 17

1 - Code	2 - Description	1 - 07/01/2009 to 09/30/2009	2 - 01/01/2009 to 09/30/2009	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008
3.09	Income before taxes and profit sharing	305,569	1,348,124	364,237	1,298,598
3.10	Provision for income tax and social contribution	(198,822)	(576,057)	(176,993)	(500,674)
3.10.01	Provision for income tax	(145,564)	(422,056)	(129,774)	(367,264)
3.10.02	Provision for social contribution	(53,258)	(154,001)	(47,219)	(133,410)
3.11	Deferred income tax	88,980	144,539	43,842	96,906
3.11.01	Deferred income tax	65,192	106,044	32,237	73,074
3.11.02	Deferred social contribution	23,788	38,495	11,605	23,832
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net income (loss)	195,727	916,606	231,086	894,830
	Number of shares, former treasury shares (thousands)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	0.85907	4.02310	1.01426	3.92752
	LOSS PER SHARE (Reais)

Page: 18

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	1 - 07/01/2009 to 09/30/2009	2 - 01/01/2009 to 09/30/2009	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008
4.01	Net Cash from Operating Activities	555,705	1,624,193	518,735	1,483,623
4.01.01	Cash Generated from Operations	817,989	2,696,787	923,653	2,772,059
4.01.01.01	Income before Income Tax and Social Contribution	305,569	1,348,124	364,237	1,298,598
4.01.01.02	Deferred Taxes and Contributions	0	0	0	0
4.01.01.03	Taxes and Contributions Payable	0	0	0	(68,878)
4.01.01.04	Provision for Contingencies	270,746	425,534	164,047	390,599
4.01.01.05	Reversal of Provision for Losses	(222)	846	(168)	(254)
4.01.01.06	Other Provisions	88	316	135	373
4.01.01.07	Social Security Obligations	19,178	57,365	17,575	52,747
4.01.01.08	Write-off of Fixed Assets	5,702	11,750	139,704	146,395
4.01.01.09	Write-off of Deferred Asset	0	0	0	7
4.01.01.10	Write-off of Investments	4,542	4,542	0	0
4.01.01.11	Depreciation and Amortization	161,480	484,656	160,302	465,371
4.01.01.12	Interests on Loans and Financings Payable	114,336	348,658	125,315	362,487
4.01.01.13	Monetary and Foreign Exchange Variation on Loans and Financings	(106,635)	(376,288)	240,089	220,472
4.01.01.14	Monetary Variation of Interest on Shareholders' Capital	0	0	0	7,338
4.01.01.15	Interest and Monetary Variations Expense	1,323	4,345	1,730	6,637
4.01.01.16	Interest and Monetary Variations Income	(6,537)	(16,046)	(350,158)	(362,452)
4.01.01.17	Allowance for Doubtful Accounts	71,509	234,658	60,845	252,619
4.01.01.18	Prov. For Term of Conduct Adjustment (TAC)	(26,386)	102,800	0	0
4.01.01.19	Other Provisions	3,296	65,527	0	0
4.01.02	Variation to Assets and Liabilities	(262,284)	(1,072,594)	(404,918)	(1,288,436)
4.01.02.01	Trade accounts Receivable	(97,781)	(132,227)	(83,040)	(202,306)
4.01.02.02	Balances and Transactions with Related Parties	13,347	51,069	(32,735)	101,972
4.01.02.03	Inventories	2,263	9,728	2,271	13,232
4.01.02.04	Taxes Recoverable	(328)	1,141	721	6,640
4.01.02.05	Other Accounts Receivable	(3,682)	(21,766)	(33,352)	(99,786)
4.01.02.06	Judicial Deposits	(15,011)	(29,130)	(27,931)	(37,389)
4.01.02.07	Indemnities Receivable	0	2,581	0	0

Page: 19

1 - Code	2 - Description	1 - 07/01/2009 to 09/30/2009	2 - 01/01/2009 to 09/30/2009	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008
4.01.02.08	Contractors and Suppliers	47,667	26,343	(353)	(18,403)
4.01.02.09	Salaries, Provisions and Social Security Obligations	36,101	51,060	53,490	83,115
4.01.02.10	Withholding Tax on Interest on Shareholders' Capital	0	0	14,371	0
4.01.02.11	Taxes and Contributions Payable	(5,423)	(68,674)	(9,463)	(51,727)
4.01.02.12	Accounts Payable	(3,111)	1,519	25,816	8,329
4.01.02.13	Other Obligations	74,225	128,570	12,015	10,309
4.01.02.14	Contingencies	(26,233)	(195,437)	(82,938)	(272,884)
4.01.02.15	Pension Plan	(4,219)	(12,711)	(4,109)	(12,265)
4.01.02.16	Interest Paid	(126,568)	(407,019)	(136,076)	(389,674)
4.01.02.17	Income Tax and Contributions Paid	(153,531)	(477,641)	(103,605)	(427,599)
4.01.03	Others	0	0	0	0
4.02	Net Cash from Investment Activities	(596,855)	(1,358,133)	(409,596)	(959,643)
4.02.01	Acquisition of Property, Plant and Equipment	(591,511)	(1,336,957)	(327,848)	(835,826)
4.02.02	Increase in Intangibles	(5,344)	(23,446)	(77,907)	(119,976)
4.02.03	Increase in Investments	0	0	(3,841)	(3,841)
4.02.04	Sale of Property, Plant and Equipment	0	2,270	0	0
4.03	Net Cash from Financing Activities	(261,485)	(505,523)	12,983	(514,074)
4.03.01	Funding	94,736	939,473	137,256	682,195
4.03.02	Loan Amortizations	(356,221)	(1,159,665)	(109,866)	(494,238)
4.03.03	Payment of Interest on Shareholders' Equity	0	(285,331)	(14,407)	(702,031)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash and Cash Equivalents	(302,635)	(239,463)	122,122	9,906
4.05.01	Beginning Balance of Cash and Cash Equivalents	688,904	625,732	352,781	464,997
4.05.02	Ending Balance of Cash and Cash Equivalents	386,269	386,269	474,903	474,903

Page: 20

11.01 - STATEMENT OF CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY FROM 07/01/2009 to 09/30/2009 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 -RETAINED EARNINGS/ LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,207,324	1,911,474	627,587	0	11,074,328
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,207,324	1,911,474	627,587	0	11,074,328
5.04	Profit/Loss for the Period	0	0	0	0	195,727	0	195,727
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(21,678)	0	21,678	0	0
5.13	Ending Balance	6,203,688	124,255	2,185,646	1,911,474	844,992	0	11,270,055

Page: 21

11.02 - STATEMENT OF CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 to 09/30/2009 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.04	Profit/Loss for the Period	0	0	0	0	916,606	0	916,606
5.05	Allocations	0	0	0	0	(138,980)	0	(138,980)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders' Capital	0	0	0	0	(138,980)	0	(138,980)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(67,366)	0	67,366	0	0
5.13	Ending Balance	6,203,688	124,255	2,185,646	1,911,474	844,992	0	11,270,055

Page: 22

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

06.01 - EXPLANATORY NOTES

Amounts in thousands of Brazilian reais - R$, unless otherwise stated

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Sabesp” or the “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The Company has been structuring itself to enhance its operating basis and at the same time start to be an environmental solutions company.

The Company provides water and sewage services in 365 municipalities in the State of São Paulo, having temporarily discontinued the operation of two municipalities due to judicial orders, still proceeding. Nearly all of which are through concessions granted by the municipalities and most of them with a 30-year term. Up to September 30, 2009, 79 concessions had expired and all of them are in the phase of being negotiated with the municipalities. Between 2009 and 2030, 94 concessions will expire. The remaining concessions are for an undetermined period. Up to September 30, 2009 160 contract programs were signed.

Management expects that all the expired concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection in these municipalities. On September 30, 2009 the net book value of the property, plant and equipment used in the 79 municipalities where the concessions are under negotiation totals R$1,950,793 and the net revenue for the period ended September 30, 2009 totals R$631 million.

In the municipality of Santos, in the Santista plain, which has an expressive population, the Company operates supported by a public authorization deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

On January 5, 2007, Law No. 11445 was enacted, establishing the basic sanitation regulatory framework, providing for nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructures, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, among other related issues. The regulatory framework also aims at efficiently improving quality of living and economic sustainability, allowing for the adoption of gradual and progressive solutions consistent with users' payment ability.

The Company´s shares are listed on the New Market (“Novo Mercado”) segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock, Mercantile and Futures Exchange) since April, 2002 and on the New York Stock Exchange – NYSE, under ADRs (American Depositary Receipts) since May, 2002.

Page: 23

All information about areas of concession, number of municipalities, water and sewage volume and other related data disclosed in this report, which do not arise from the accounting and/or financial statements, have not been examined by the independent auditors.

2. PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

The quarterly financial statements have been prepared and are being presented based on the accounting practices adopted in the preparation of the financial statements for the fiscal year ended December 31, 2008, which must be read together with the quarterly financial statements.

Effects of the adjustments of Law No. 11638/07 and Provisional Measure (MP) No. 449/08

Shareholders' Equity and Net Income

In order to meet the disclosure requirements about the initial adoption of the new accounting practices, the Company is presenting in the chart below the impacts on shareholders' equity and net income of the Parent Company had the Company elected to record the adjustments in their financial statements in the period ended on September 30, 2008, referring to the changes introduced by Law No. 11638/07 and by Provisional Measure (MP) No. 449/08.

	Net Income	Shareholders' Equity

Balance on September 30, 2008, prior to Law No. 11638/07 and Provisional Measure (MP) No. 449/08	894,830	10,478,627
Reversal of amortization of deferred assets not reclassifiable (*)	2,217	2,217
Donations	21,259	21,259

Balance on September 30, 2008, adjusted	918,306	10,502,103

(*) Pursuant to Provisional Measure (MP) No. 449/08, the deferred assets group have been extinguished. The Company's Management elected to write-off the deferred assets on the transition date.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Sabesp and its subsidiary Sesamm, which were included in the proportion of their equity interest. The Company maintains the shared control, detailed in Note 7, whose fiscal year is coincidental to the parent company's and the accounting policies are uniform.

Page: 24

Although Sabesp's equity interest in Sesamm's Capital Stock is not a majority, the shareholders' agreement provides for veto power on certain matters jointly with OHL Médio Ambiente, Inima S.A.U. - Unipersonal (the “Inima”), indicating the Company's significant influence on Sesamm. Therefore the financial statements are being presented in a consolidated form.

The consolidation process for the balance sheet and income statement accounts adds up the balances of the assets, liabilities, revenues and expenses according to their nature, complemented by the elimination of the equity interest of the parent company in the capital stock and retained earnings of the consolidated subsidiary.

4. ACCOUNTS RECEIVABLE FROM CUSTOMERS

(a) Balances

	PARENT COMPANY AND CONSOLIDATED

	Sept/09	Jun/09

Private sector
General and special customers (i) (ii)	725,549	718,881
Agreements (iii)	268,564	277,750

	994,113	996,631
Government entities
Municipal	571,475	539,824
Federal	3,283	2,554
Agreements (iii)	146,853	152,953

	721,611	695,331
Bulk sales - Municipal Administration Offices (iv)
Guarulhos	390,720	387,959
Mauá	183,168	174,946
Mogi das Cruzes	13,943	15,007
Santo André	414,307	400,950
São Caetano do Sul	3,213	3,174
Diadema	128,044	124,102

Wholesale total - Municipalities	1,133,395	1,106,138

Unbilled supply	315,784	297,988

Subtotal	3,164,903	3,096,088
Allowance for doubtful accounts	(1,809,418)	(1,769,358)

Total	1,355,485	1,326,730

Current	1,082,737	1,049,740
Non-current (v)	272,748	276,990

(i) General customers - residential and small and medium-sized companies.

Page: 25

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

(iv) Wholesale - Municipalities - The balance of accounts receivable from wholesalers refers to the sale of treated water to the municipalities which are responsible for the distribution, billing and collection from the end consumers, some of these municipalities question judicially the tariffs charged by Sabesp and do not pay the amounts under litigation. The past due amounts that are included in the allowance for doubtful accounts have been substantially classified as non-current, according to the roll-forward below:

	PARENT COMPANY AND CONSOLIDATED

	Sept/09	Jun/09

Balance at beginning of period	1,106,138	1,078,054
Billing for services provided	82,654	81,056
Collections - current year's services	(43,516)	(45,814)
Collections - previous year's services	(11,881)	(7,158)

Balance at the end of the period	1,133,395	1,106,138

Current	54,641	52,623
Non-current	1,078,754	1,053,515

(v) The non-current portion consists of past-due and renegotiated balances with customers and past-due receivables related to the wholesale supply of water to municipal authorities and is recorded net of an allowance for doubtful accounts.

(b) The aging of trade accounts receivable is as follows:

	PARENT COMPANY AND CONSOLIDATED

	Sept/09	Jun/09

Current	925,383	891,653
Past-due:
Up to 30 days	144,998	155,394
From 31 to 60 days	67,545	64,478
From 61 to 90 days	47,637	41,073
From 91 to 120 days	44,418	36,668
From 121 to 180 days	64,718	72,944
From 181 to 360 days	120,959	113,393
Over 360 days	1,749,245	1,720,485

	3,164,903	3,096,088

Page: 26

(c) Allowance for doubtful accounts

(i) The movement on the provision can be presented as follows:

	PARENT COMPANY
	AND CONSOLIDATED	PARENT COMPANY

	3rd Qtr/09	3rd Qtr/08

Balance in June	1,769,358	1,470,528

Private sector / government entities	17,622	28,240
Wholesale sales	22,438	48,434

Additions for the period	40,060	76,674

Ending balance	1,809,418	1,547,202

Current	849,090	725,775
Non-current	960,328	821,427

(ii) In the Result

The Company recorded for probable losses of credits in accounts receivable calculated in the third quarter of 2009 amounting to R$71.509, directly to the result of the period, recorded in the “Selling Expenses” item. In the third quarter of 2008, these losses were R$60,845.

	PARENT COMPANY
	AND CONSOLIDATED		PARENT COMPANY

	3rd Qtr/09	Jan to Sept/09	3rd Qtr/08	Jan to Sept/08

Provisions (over 5,000 Brazilian reais)	(76,421)	(297,743)	(110,649)	(290,363)
Recoveries (over 5,000 Brazilian reais)	24,480	109,733	33,975	57,831
Write-offs (lower or equal to 5,000 Brazilian reais)	(43,397)	(123,844)	(41,612)	(161,120)
Recoveries (lower or equal to 5,000 Brazilian reais)	23,829	77,196	57,441	141,033

Expenses (Note 19)	(71,509)	(234,658)	(60,845)	(252,619)

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company is a party to transactions with its controlling shareholder, the São Paulo State Government (“Gesp”), and companies related to it.

Page: 27

(a) Accounts receivable, interest on own capital and operating revenue with the São Paulo State Government

	PARENT COMPANY AND
	CONSOLIDATED

	Sept/09	Jun/09
Accounts receivable
Current:
Water and sewage services (i)	95,378	104,336
Gesp Agreement (iii), (iv) and (v)	27,073	27,680
Reimbursement of additional retirement and pension benefits paid - Agreement (ii) and (vi)	23,050	23,050
Reimbursement of additional retirement and pension benefits paid - Monthly flow (ii) and (vi)	4,742	9,668

Total current assets	150,243	164,734

Non-current
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	78,667	83,455
Reimbursement of additional retirement and pension benefits paid - Controversial (ii) and (vi)	454,058	441,075

Reimbursement of additional retirement and pension benefits - Agreement (ii) and (vi)	174,790	180,552
Reimbursement of additional retirement and pension benefits - Reservoirs (ii) and (vi)	696,283	696,283

Gross long-term amount receivable from shareholder	1,403,798	1,401,365

Total receivable from shareholder	1,554,041	1,566,099

Provision for water and sewage services	201,118	215,471
Reimbursement of additional retirement and pension benefits	1,352,923	1,350,628

	1,554,041	1,566,099

Interest on own capital payable	69,850	69,850

	PARENT
	COMPANY AND	PARENT
	CONSOLIDATED	COMPANY

	3rd Qtr/09	3rd Qtr/08

Gross revenue from sales and services
Water sales	46,517	45,503
Sewage services	40,060	39,480
Receipts	(76,387)	(78,879)

Financial Income	62,366	37,902

Page: 28

(i) Water and sewage services

The Company provides supply services of water and collection of sewage to the State Government and other Companies related to it, under terms and conditions considered by Management as normal in the market, except as to the form of settlement of the credits, that may be realized under the conditions mentioned in items (iii), (iv) and (v).

(ii) Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary benefits of retirement and pension plan provided by the State of São Paulo Law No. 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

Under the terms of the Agreement referred to in (iii) below Gesp acknowledges to be responsible for the charges resulting from the Benefits, provided that the payment criteria set forth by the State Personnel Expense Department - DDPE, founded on the legal direction provided by the Legal Advisory of the Treasury Secretary and State's General Attorney's Office - PGE are obeyed.

As explained in item (vi), during the validation by Gesp of the amounts due to the Company on account of the Benefits, divergences have arisen as to the calculation criteria and eligibility of the Benefits applied by the Company. Company Management, however, maintains its understanding that these divergences do not justify any provision under the terms detailed in item (vi).

On September 30, 2009 and June 30, 2009, 2,594 and 2,576 retirees, respectively, received supplementary pension payments, and in the quarters ended September 30, 2009 and June 30, 2009, the Company paid R$27,335 and R$26,763, respectively. There were 126 active employees on September 30 and June 30 that will have the right to these benefits on the occasion of their retirement.

In January, 2004, the supplementary pension and retirement pension payments were transferred to the Secretary of Treasury, and they will be made in accordance with the calculation criteria defined by the PGE. Due to a judicial decision, the responsibility for the payments reverted to Sabesp, under the original form.

(iii) Gesp Agreement

On December 11, 2001 the Company, Gesp (by means of the State Secretary of Treasury Affairs, currently the Secretary of Treasury) and the Departamento of "Água e Energia Eletrica - DAEE", with the intermediation of the Secretary of Hydro Resources, Sanitation and Works, currently the Secretary of Sanitation and Energy, entered into the Term of Acknowledgement and Consolidation of Obligations, Payment Commitment and Other Covenants (the “Gesp Agreement”) with the purpose to resolve the outstanding issues existing between Gesp and the Company related to the services of water and sewage as to the Benefits.

The total agreement was R$678,830, at the historical value, being (i) R$320,623 referring to the Benefits paid by the Company and not reimbursed by the State during the period from March, 1986 to November, 2001, and (ii) R$358,207 arising from the provision of water supply and sewage collection services, invoiced and past due from 1985 to December 01, 2001, but not paid by Gesp.

Page: 29

Having in view the strategic importance of the reservoirs of Taiaçupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova (“Reservoirs”), to guarantee the maintenance of the water volume of Alto Tiete, the Company agreed to receive them as part of the reimbursement referring to the Benefits. The Reservoirs would be transferred to it by DAEE, which, in its turn, would subrogate itself with a credit of the same amount to Gesp.

However, the State of São Paulo's Attorney's Office questioned the legal validity of this agreement, by means of a public civil action, whose main argument is the lack of specific legislative authorization for the alienation of DAEE's estate. The Company's legal counsels assess the risk of loss of this proceeding as probable, in the case the mentioned legislative authorization is not obtained, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

The balances of services of water supply and sewage collection were included in the First and Second Amendments as described on items (iv) and (v). The balances referring to the reimbursement of the supplement of the retirement and pension plan were included in the Term of Commitment between the State of São Paulo and Sabesp, as described in items (vi) and (vii).

(iv) First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original Gesp Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due from the State Government against interest on own capital declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment conditions of the remaining obligations of the State Government for water and sewage services.

Pursuant to the Amendment, the State Government recognized the amounts due to the Company for water supply and sewage collection services provided until February 2004 amounting to R$581,779, including monetary adjustment based on the Reference Rate (TR) at the end of each year until February 2004. The Company recognized amounts payable to the State Government related to interest on own capital amounting to R$518,732, including (1) amounts declared and paid related to years previous to 2003 (R$126,967), (2) monetary adjustment of these amounts based on the annual variation of the Consumer Price Index (IPC/Fipe) until February 2004 (R$31,098); and (3) amounts declared and due related to 2003 (R$360,667).

The remaining obligation will be payable in monthly installments from May 2005 through April 2009, which will be subject to monetary adjustment at the Wholesale Consumer Price Index (IPCA/IBGE), plus interest of 0.5% .

The Amendment to the Gesp Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original Gesp Agreement.

Management believes that the amounts owed by the State Government are receivable and it is not expected that losses will be incurred.

Page: 30

(v) Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State of São Paulo, by means of the Secretary of Treasury signed the second amendment to the terms of the original Gesp agreement, (1) agreeing with the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 (amount at November 30, 2007) to be paid in 60 equal, monthly and consecutive installments, the first one maturing on January 2, 2008. The amount of the installments is monetarily adjusted according to the variation of the IPCA-IBGE, increased by simple interest of 0.5% per month. In the balance of this agreement, which installments have been paid monthly, there is an amount of R$46,244 that the State does not recognize as due. Sabesp has an understanding different from the State regarding this amount, not admitting the review of these previously agreed upon amounts, without the demonstration, in a grounded and unmistaken way, of the lack of correspondence between the amounts presented by Sabesp and the services effectively provided. For this reason the Company understands as not necessary any provision for losses regarding these amounts (pursuant to item VII of the Terms of the Second Amendment to the Term of Acknowledgement, Payment Commitment and Other Covenants between the State of São Paulo and Sabesp) (2) with regards to the past due and unpaid accounts in the period from March, 2004 to October, 2007, resulting from the provision of water and collection of sewage services amounting to R$256,608, R$236,340 have been received and R$8,784 were transferred to other debtor and R$11,484 are pending confirmation and collection, These amounts are being jointly evaluated by Sabesp and the representatives of various Secretaries of State. Divergences have been identified, up to the moment, as to the debtor, but not as to the amount of the debt itself. In case of reclassification of the responsible for payment of the account, Sabesp transferred the collection to the corresponding Entity. The Company has not recorded a provision for losses in this amount because it understands that the divergences are substantially related to the identification of the debtor. (3) The interest on own capital due by Sabesp to the State, referring to the period from March, 2004 to December, 2006, amounting to R$400,823, restated from June, 2007 to November, 2007 by the Selic rate, were paid in the period from January to March, 2008. (4) The State and Sabesp agreed upon resuming the fulfillment of their reciprocal obligations, on a timely basis, under the new premises: (a) implementation of the accounts electronic management system to facilitate and speed up the follow-up of the payment processes and the procedures of budgeting management; (b) structuring of the Program of Rational Use of Water (PURA), to rationalize the consumption of water and the amount of the water and sewage bills of the responsibility of the State; (c) the establishment, by the State, of criteria in the budgeting of a way to avoid the displacement of amounts in the specific line of water and sewage bills from 2008; (d) possibility of registration of state entities and bodies in a default system or master file; (e) possibility of interruption of the supply of water to the state entities in case of default in the payment of water and sewage bills.

Out of the invoicing of the months of November, 2007 to September, 2009, approximately 90% of the accounts have already been paid by the State Government.

(vi) Third Amendment to the Gesp Agreement

Gesp, Sabesp and DAEE, on November 17, 2008, entered into the Third Amendment to the Gesp Agreement, by means of which the State confesses to owe Sabesp the amount of R$915,251, monetarily adjusted until September, 2008 by the IPCA-IBGE index, corresponding to the Uncontroversial Amount, calculated by FIPECAFI. Sabesp accepted temporarily the Reservoirs as part of the payment of the Uncontroversial Amount and offered to Gesp a temporary settlement, constituting a financial credit of R$696,283, corresponding to the value of the Reservoirs. The definitive settlement will only occur with the effective transfer of property in the competent real estate notary. The remaining balance of R$218,967 is being paid in 114 monthly and consecutive installments, of R$1,920 each, restated annually by the IPCA/FIPE index, plus interest of 0.5% per month (p.m.), the first installment became due on November 25, 2008.

Page: 31

Sabesp and the State are working together to obtain legislative authorization in order to make viable the transfer of the Reservoirs to Sabesp, thus overcoming the juridical uncertainty caused by the Public Civil Action, mentioned in item (iii). After publication of the legislative authorization, the transfer of the Reservoirs to Sabesp will occur.

The Third Amendment also provides for the regularization of the monthly flow of benefits. While Sabesp is responsible for the monthly payments, by judicial decision, the State reimburses the Company based on criteria identical to those applied to the Uncontroversial Amount. In the absence of a impeditive judicial decision, the State will directly assume the flow of monthly payment of the part considered uncontroversial.

The difference between the Uncontroversial Amount and the amount effectively paid by the Company constitutes the Controversial Amount. On March 04, 2009 the Sabesp forwarded to the State Public Attorney's Office - PGE a grounded request in order to obtain the reanalysis of the divergences that gave rise to the Controversial Amount.

The Company and the State Government are in the final negotiation stage for the settlement of the controversial amount.

Sabesp will not waive the receivables from the State to which the Company considers it is legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect its interests.

(vii) Reasons that directed the Company's Management not to make a provision for the uncontroversial amount of the Benefits.

As demonstrated in (vi), the Third Amendment to the Gesp Agreement divides the amount of the Benefits into an uncontroversial amount and a controversial amount.

The uncontroversial amount has been plainly resolved, including with regards to the uncontroversial amount of the future monthly flow of payment of the Benefits. The inventory of the uncontroversial amount, already disclosed, will be paid by means of the Reservoirs and the remaining balance in 114 installments. With regards to the uncontroversial amount of the monthly flow, while Gesp arranges for the internal operating structure necessary for the calculation and processing of the reimbursements, the Company will maintain Fipecafi contracted so that it effects monthly the calculation of the reimbursement, applying criteria identical to those used in the calculation of the Uncontroversial Amount. Gesp has undertaken to make the reimbursements in up to 10 (ten) business days counted from the date of the submission of the monthly reimbursement calculation report issued by Fipecafi. This has been agreed upon in the third clause of this Amendment. The installments of the agreement and the monthly flow are being paid normally by the State Government.

No provision has been recorded for the controversial amount of the Benefits - whether with regards to eventual loss of amounts already recorded or even with regards to the controversial amounts of the Benefits that will be paid in the future - in view of the high expectation of success in receiving these pending amounts and the solution of the divergences favorable to the Company.

Page: 32

There are several reasons for this presumption.

No new fact that justifies a change in the interpretation on the chances of receiving the pending amounts as Benefits. The controversy on the portion of Benefits is not new data. In the financial statements related to the fiscal year 2007, it was identified, including the estimate of the uncontroversial and controversial amounts, without any provision in relation to the controversial amount.

To the contrary, it is necessary to highlight that during 2008, there was great progress with regards to the perspective of receiving the pending amounts on account of Benefits. The uncontroversial amount of the Benefits has been plainly resolved as already pointed out in item (vi) of this item.

With regards to the controversial amount, there has also been an improvement in the receiving perspective. As informed in (vi), the State's General Attorney has formally undertaken to reassess the divergences that gave rise to the controversial amount.

The Company contracted the opinion of a reputable accountant to evaluate the decision of Management for not recording a provision for the amount considered controversial, whose conclusion was that it is a ”theme with characteristics of uncertainty”, there are no “technical obstacles in light of the norms that regulate the work and reports of the independent auditors why this situation should not be treated as an emphasis paragraph, rather than a qualification for lack of recording a provision for losses with doubtful accounts”.

From the legal point of view, the Company contracted two jurists of notorious repute in order to obtain external evaluation as to its right to reimbursement. The first one, in an opinion dated March, 2008, concluded that the “responsibility of the State is irrefutable” Sabesp having “the legal and moral conditions to recover what it had paid”. The second one, in February, 2009 in an exhaustive work, performed an analysis of the general conditions under which the payments of the Benefits occurred, as well as more than 1,000 judicial proceedings related to the disputes between the Company and the beneficiaries of Law No. 4819/58 and their dependants. The conclusion of the second report was also, in general, favorable to Sabesp.

Additionally, the Advisory Staff to the Company's Presidency prepared a technical note (not audited) on the matter, with detailed evaluation of the historical circumstances where the concession criteria and calculation of the Benefits were adopted, concluding favorably to the right of Sabesp for reimbursement. This technical note was forwarded on March 4, 2009 to PGE and represents, in essence, the main reasons that support the Company's right to reimbursement. Since at this time, the divergences between Sabesp and the State are formally in the phase of being reanalysis by PGE.

The Company maintains its understanding that the best estimate for the controversial amount of the Benefits is in the sense that it will be received by the Company in the future, whether by means of the re-appreciation provided by the State's General Attorney or even based on a judicial decision.

(b) Cash and cash equivalents

The Company's balance of banks and short-term investment accounts with financial institutions controlled by the State Government was R$ 341,943 and R$ 628,443 at September 30, 2009 and June 30, 2009, respectively. The financial income from such investments was R$ 62,366 and R$ 37,902 in the third quarter of 2009 and 2008, respectively. The Company, due to a State Decree, must invest its excess resources with financial institutions controlled by the State Government.

Page: 33

(c) Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs. Should these reservoirs not be available for use by the Company, there could be a need to collect water from more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(d) Contracts with reduced tariffs for State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has approximately 900 connections with public entities related to the State Government and to the municipalities served, that are benefited by a 25% reduction in the tariff of services of water supply and sewage collection, when not in default. The contracts provide for the implementation of the rational use of water program, that considers the reduction in water consumption.

(e) Guarantees

The State Government grants guarantees for some loans and financings of the Company and does not charge any fee for them.

Management is making efforts to maintain the State's payments with respect to transactions with related parties in non-default on a permanent basis.

(f) Sesamm

On August 15, 2008, the Company, as part of its expansion process, together with the companies OHL Médio Ambiente, Inima S.A.U. - Unipersonal (“Inima”), Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and Estudos Tecnicos e Projetos ETEP Ltda. (“ETEP”) constituted the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A (“Sesamm” or “Subsidiary”) whose corporate objective is the rendering of services for the completion of the implementation of the system of separation of sewage and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of solid waste generated, as per note 7.

(g) Contract for assigning personnel to entities related to Gesp

The Company has contracts for assigning personnel to entities related to the São Paulo State Government, where the expenditures are fully passed on and monetarily reimbursed.

In this third quarter of 2009, the expenditures with employees assigned by Sabesp to other state entities amounted to R$ 1,364.

In the same period, the expenditures with the employees of other entities at Sabesp's disposition totaled R$364.

Page: 34

(h) Services contracted from entities related to Gesp

On September 30, 2009 Sabesp had outstanding a balance of R$11,083 payable referring to services provided to entities related to the São Paulo State Government, among which is highlighted the services for electric energy supplied by Companhia Energética de São Paulo - CESP, totaling 79% of the balance payable.

(i) Non-operating Assets

The Company had, on September 30, 2009 the amount of R$ 26,411 mainly related to lands granted in free lease (“comodato”) to Associations, Assistance Entities, Non-Governmental Organizations and to DAEE - Departamento de Águas e Energia Eletrica, among others.

(j) Sabesprev

The Company sponsors the defined contribution plan managed by Fundação Sabesp de Seguridade Social - Sabesprev. The net actuarial obligation, recognized up to September 30, 2009, is R$464,525.

6. INDEMNITIES RECEIVABLE

Indemnities receivable are a non-current asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of September 30, 2009 and June 30, 2009, this asset amounted to R$ 146,213 (nominal amounts).

Due to these concession agreements, the Company invested in the construction of water and sewage systems in these municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in these regions. At the time, the Company reclassified the balances of property, plant and equipment related to the assets used in these municipalities to non-current assets (indemnities receivable).

The net book value of the items of property, plant and equipment related to the Municipality of Diadema, reclassified in December, 1996, was R$75,231, and the balance of the indemnities receivable from the Municipality was R$60,295.

The net book value of the items of property, plant and equipment related to the Municipality of Maua, reclassified in December, 1999, was R$103,763, and the balance of the indemnities receivable from the Municipality was R$85,918.

The Company's rights to the recovery of these amounts are being judicially discussed by the municipalities.

Sabesp filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to Sabesp, which filed an appeal in November 2000. In December 2005, Sabesp's appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. Although the City Hall has filed appeals against such decision, all of them were rejected, and the lawsuit has become res judicata on April, 2009. In December 2007, the decision that accepted the execution of Companhia de Saneamento the Diadema - Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Saned filed an interlocutory appeal against this decision, but the appeal was rejected by the Court of Justice in June 2008. In order to pursue the execution, the judge authorized the realization of an online pledge of funds in bank accounts and financial investments of Saned (online pledge) in up to 10% of the restated amount of the debt. An appeal has been filed against such decision, but the Court maintained the determination, in a decision that has already become res judicata. R$2,919 was blocked and withdrawn on March 3, 2009. Later, the Court of Justice determined in a preliminary injunction that the pledge be made upon weekly deposits by Saned in the amount corresponding to 20% of all it receipts in its accounts and financial investments.

Page: 35

On December 29, 2008, Saned and the Municipality of Diadema entered into, with the State of São Paulo and Sabesp, a Memorandum of Intent with the purpose to prepare studies and conduct negotiations to instruct decisions of Diadema and Sabesp, aiming at the exclusive rendering of water and sewage services in the Municipality of Diadema.

The parties agreed that the search for a negotiated solution for the currently existing conflicts among the companies is fundamental so that the public service of water supply, sewage collection and treatment have their proper development in Diadema.

On January, 2009 the parties presented a joint petition requesting the suspension of new pledges for a period of three months in order to try to make an agreement viable. The suspension was granted by the Judge for Public Finances. Upon the maintenance of the negotiations for a possible agreement, the suspension request was renewed in April, 2009 and October, 2009.

With regards to Mauá, a first level decision was announced determining that the Municipality should pay the amount of R$153.2 million as compensation for the damages caused and for loss of profits. The Maua's City Hall appealed against this decision in April, 2005. In July 2006, the decision was converted into diligence work, consisting of an expert clarification of the amount of the indemnity for loss of profits. Clarification was provided in December 2007 and the expert confirmed the amount of the loss of profits determined by the lower court. In August, 2008, the appeal was judged, being fully maintained the conviction imposed at the first level. The Maua's City Hall filed special and extraordinary appeals against the decision that confirmed its conviction to indemnify Sabesp.

Based on the opinion of the legal counsels, Management continues to affirm that the Company has a legal right to receive the amounts corresponding to the indemnities and it continues to monitor the situation of the lawsuits.

Page: 36

7. INVESTMENTS

	Jun/09	Equity Result	Sept/09

Sesamm	3,722	(30)	3,692
Others	720	-	720

Total	4,442	(30)	4,412

On August 15, 2008 the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A was constituted with a duration term of 30 years, counted from the date of signature of the Concession Contract with the municipality whose corporate objective is the rendering of services for the completion of the implementation of the separation system of sewage and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of solid waste generated.

On September 30, 2009 Sesamm's capital stock was R$10,669, divided into 10,669,549 common nominative shares, with no par value, of which Sabesp holds a 36% equity interest.

On September 30, 2009 Sesamm's operations had not yet started.

Page: 37

8. PROPERTY, PLANT & EQUIPMENT

	PARENT COMPANY

		Sept/09		Jun/09

		Accumulated
	Adjusted cost	depreciation	Net	Net

In use
Water systems
Land	953,696	-	953,696	953,693
Buildings	2,693,181	(1,697,472)	995,709	1,014,617
Connections	1,062,183	(447,384)	614,799	610,156
Water meters	301,731	(153,455)	148,276	151,507
Networks	3,541,802	(1,220,426)	2,321,376	2,323,859
Wells	196,487	(113,367)	83,120	85,903
Equipment	569,191	(395,363)	173,828	176,201
Others	16,976	(14,203)	2,773	2,781

	9,335,247	(4,041,670)	5,293,577	5,318,717
Sewage systems
Land	347,108	-	347,108	347,108
Buildings	1,667,173	(741,665)	925,508	901,200
Connections	962,124	(442,377)	519,747	518,671
Networks	5,776,526	(1,432,204)	4,344,322	4,333,127
Equipment	624,440	(462,613)	161,827	156,316
Others	5,035	(3,170)	1,865	1,927

	9,382,406	(3,082,029)	6,300,377	6,258,349
General use
Land	106,880	-	106,880	106,880
Buildings	135,208	(86,355)	48,853	50,729
Transportation equipment	143,212	(121,244)	21,968	21,440
Information Technology Equipment	117,265	(73,320)	43,945	44,573
Furniture, Fixtures and Equipment	233,425	(130,406)	103,019	112,041
Lands granted in free lease	20,488	-	20,488	20,488
Items granted in free lease	8,412	(2,489)	5,923	5,923

	764,890	(413,814)	351,076	362,074

Subtotal in operation	19,482,543	(7,537,513)	11,945,030	11,939,140

Work in progress:
Water systems	1,332,092	-	1,332,092	1,174,710
Sewage systems	2,115,793	-	2,115,793	1,864,718
Others	10,003	-	10,003	9,539

Subtotal in progress	3,457,888	-	3,457,888	3,048,967

Grand Total	22,940,431	(7,537,513)	15,402,918	14,988,107

Page: 38

The consolidated balance amounts to R$15,404,423, resulting in a difference of R$1,505, R$ 4,180 referring to projects and execution of works of the sanitation sewage system and R$15 represented mainly by installations, furniture and equipment.

The operating fixed assets represent the assets involved in the services of providing water supply and sewage collection in 365 municipalities. Of the assets originated from contracts negotiated based on financial and economic appraisals, Sabesp holds the possession and management.

Up to September 2009, 79 concession contracts had expired, all in the phase of negotiation with the municipalities, without prejudice to the continuation of the services rendered. The net book value of the property, plant and equipment used in these municipalities totals R$1,950,793. The depreciation charges in the third quarter of 2009 of these municipalities were R$16,811.

The concession contracts provide that the assets will be reversed to the conceding power at the end of the period, upon indemnity at the net market value as set forth in each contract. In the contract programs, the indemnity will correspond to the net present value of the cash flow in the remaining period at the date of retaking the services, monetarily restated and increased by interest until the date of effective payment.

(a) Depreciation

Depreciation is calculated at the following rates:

Structure - 4%, connections - 5%, hydrometers - 10%, networks - 2%, wells - 5%, equipment - 10%, transportation equipment - 20%, information technology equipment - 20%, furniture and fixtures - 10%.

Pursuant to the determination introduced by CPC-13 - Initial Adoption of Law No. 11638/07, in items 53 and 54, the Company will review the useful life of items of its fixed assets for the year 2009.

(b) Write-off of Property, Plant and Equipment

(i) The Company wrote-off, in the third quarter of 2009 and from January to September, 2009, items of fixed assets amounting to R$5,702 and R$14,021, respectively (2008 – R$2,358 and R$9,049) resulting in a total loss of R$5,702 and R$11,750, respectively. R$2,272 and R$6,898 related to items in operation, due to obsolescence, thefts and transfers, and R$3,430 and R$4,852 referring to deactivated works, unproductive wells and projects economically unfeasible.

(ii) The Company recorded, in the third quarter of 2008, a loss with fixed assets of R$137,346 referring to leasehold improvements (DAEE – Sistema Alto Tiete)

(c) Capitalization of Interest and Financial Costs

The Company capitalized interest and monetary variation, including foreign exchange variations, to property, plant and equipment amounting to R$(10,757) in the third quarter of 2009 (in the third quarter of 2008 - R$78,358), during the period when the assets were presented as work in progress.

Page: 39

(d) Work in Progress

The prevision for disbursements from the fourth quarter of 2009 until 2014, relating to investments already contracted, is approximately R$2,099 million (not audited).

(e) Expropriations

As a result of the execution of priority works related to the water and sewage systems there was the need to expropriate or the institution of rights of passage in third party properties, for which owners will be reimbursed by amicable or judicial means.

The forecast for disbursements to be made after the fourth quarter of 2009 is approximately R$ 495 million (not audited), to be covered by own resources. The assets, the object of these processes, are to be recorded in fixed assets when the operation is completed. In the third quarter of 2009, the amount referring to expropriations was R$ 612 (in the third quarter of 2008 - R$ 1,590).

(f) Assets given in Guarantee

On September 30, 2009 and June 30, 2009 the Company maintained assets amounting to R$249,034, given in guarantee for Requests of Special Payment in Installments - Paes (Note 12).

(g) Non-operating Assets

The Company had, on September 30, 2009 and June 30, 2009 an amount of R$26,411, related mainly to lands granted in free lease to the Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE - Departamento de Aguas e Energia Eletrica, among others.

(h) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and are being depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus arising from the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at September 30, 2009 would be R$ 348,956 (R$ 378,477 at September 30, 2008). An amount of R$ 67,366 was realized in the period of six months ended September 30, 2009 and R$ 65,100 in the period of six months ended September 30, 2008, of the revaluation reserve.

The Company elected to maintain the Revaluation Reserve recorded until its effective realization.

(i) Assets totally depreciated in use

On September 30, 2009 and June 30, 2009 the gross book value of the totally depreciated assets that are still in use is R$920,801 and R$913,423, respectively.

Page: 40

9. INTANGIBLE

	PARENT COMPANY AND CONSOLIDATED

	Sept/09	Jun/09

Concessions (i)	507,413	513,110
Program Contracts - Commitments (ii)	259,323	261,569
License for Use (Software) (iii)	7,230	4,311
Program Contracts - investments realized (iv)	319,551	314,851
	1,093,517	1,093,841

(i) Concessions

In the period between 1999 and 2006, the negotiations for new concessions were realized on the basis of the economic and financial results of the transaction, defined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares (through December 2000) or in cash, is recorded in this account and amortized over the period of the respective concession (mostly 30 years). As of September 30, 2009 and June 30, 2009 there were no amounts pending related to these payments to the municipalities.

The net amount shown relates to concessions with the following municipalities:

	PARENT COMPANY AND CONSOLIDATED

	Sept/09			Jun/09

	Adjusted	Accumulated
	cost	amortization	Net	Net

Agudos	10,124	(2,751)	7,373	7,469
Bom Sucesso do Itararé	735	(87)	648	657
Campo Limpo Paulista	18,193	(4,421)	13,772	13,936
Conchas	4,131	(848)	3,283	3,308
Duartina	1,878	(467)	1,411	1,430
Estância de Serra Negra	15,604	(2,953)	12,651	12,793
Itapira	16,361	(1,330)	15,031	15,030
Itararé	6,519	(2,018)	4,501	4,562
Marabá Paulista	1,895	(250)	1,645	1,659
Miguelópolis	11,650	(1,831)	9,819	9,955
Osasco	296,669	(87,067)	209,602	212,208
Paraguaçu Paulista	25,905	(5,398)	20,507	20,773
Paulistânia	160	(45)	115	117
Sandovalina	2,556	(307)	2,249	2,277
Santa Maria da Serra	1,196	(347)	849	860
São Bernardo do Campo	237,464	(44,948)	192,516	194,505

Page: 41

	PARENT COMPANY AND CONSOLIDATED

	Sept/09			Jun/09

	Adjusted	Accumulated
	cost	amortization	Net	Net

Várzea Paulista	15,740	(4,299)	11,441	11,571

Total	666,780	(159,367)	507,413	513,110

The amortization of intangible assets is realized during the effective period of the concession agreements of the related municipalities.

In the third quarter of 2009 and 2008, amortization expenses related to concession intangible rights were R$5,790 and R$5,368, respectively.

(ii) Program Contracts

As from the regulatory mark, renewals occur by means of contract programs. In some of them the Company assumed commitments to financially participate in social environmental sanitation actions. These commitments were recorded as an offset to intangible assets amounting to R$269,469 in the second and third quarters of 2009, deducted from the adjustment to present value of R$85,026, in the second and third quarters of 2009. These assets are being amortized over the duration of the program contracts (in their majority over 30 years). The committed amounts are related to the following municipalities:

	PARENT COMPANY AND CONSOLIDATED

		Sept/09		Jun/09

		Accumulated
Municipality	Amount	amortization	Net	Net

Alfredo Marcondes	70	(4)	66	67
Aparecida D'Oeste	45	(2)	43	43
Avaré	5,000	(208)	4,792	4,833
Bento de Abreu	50	(3)	47	47
Bocaina	800	(47)	753	760
Caçapava	9,000	(375)	8,625	8,700
Campos do Jordão	3,000	(208)	2,792	2,817
Capão Bonito	2,000	(83)	1,917	1,933
Emilianópolis	112	(8)	104	105
Fartura	243	(10)	233	235
Fernandópolis	9,500	(554)	8,946	9,025
Franca	20,676	(1,493)	19,183	19,355
Indiaporã	250	(10)	240	242
Jales	4,426	(307)	4,119	4,156
Lorena	9,000	(525)	8,475	8,550
Mococa	8,844	(369)	8,475	8,550
Mombuca	196	(12)	184	186
Monte Alto	5,000	(222)	4,778	4,819
Novo Horizonte	5,000	(208)	4,792	4,833

Page: 42

	PARENT COMPANY AND CONSOLIDATED

		Sept/09		Jun/09

		Accumulated
Municipality	Amount	amortization	Net	Net

Pindamonhangaba	16,000	(756)	15,244	15,378
Piratininga	350	(16)	334	337
Planalto	39	(3)	36	37
Riolândia	2,643	(110)	2,533	2,555
São João da Boa Vista	16,700	(696)	16,004	16,143
São José dos Campos	142,945	(3,574)	139,371	140,563
São Luiz Paraitinga	600	(35)	565	570
São Manuel	1,300	(54)	1,246	1,257
Tupã	5,540	(246)	5,294	5,340
Valentim Gentil	140	(8)	132	133

Total	269,469	(10,146)	259,323	261,569

In the third quarter of 2009 and 2008, the amortization expenses related to the commitments of program contracts were R$2,246 and R$593, respectively.

The amounts not yet disbursed related to program contracts are recorded under the caption “Commitments of Program Contracts” in current liabilities, R$44,551 (June/2009 - R$52,674) and non-current liabilities, R$119,452 (June/2009 - R$110,446).

(iii) License for Use (Software)

The net amount of the amortizations of licenses for the use of Software on September 30, 2009 was R$7,230 (June/2009 - R$4,311).

(iv) Program Contracts - Investments Realized

On September 30, 2009 the Company reclassified the amount of R$252,319 from fixed assets to intangibles according to CPC 04 (Intangible Assets) referring to the program contracts signed by the Company. Such reclassification was also made in the balances of June, 2009 (R$252,438) for comparison purposes.

Page: 43

		PARENT COMPANY AND CONSOLIDATED

			Sept/09		Jun/09

		Restated	Accumulated
		Cost	amortization	Net	Net

In use
Water systems
	Lands	7,057	-	7,057	7,057
	Buildings	40,520	(2,897)	37,623	36,072
	Connections	19,005	(1,035)	17,970	18,325
	Water meters	11,249	(982)	10,267	9,877
	Networks	68,706	(1,997)	66,709	61,560
	Wells	5,614	(550)	5,064	4,824
	Equipment	8,057	(883)	7,174	7,856
	Others	87	(6)	81	114

	Subtotal	160,295	(8,350)	151,945	145,685

Sewage systems
	Lands	2,486	-	2,486	2,486
	Buildings	39,379	(2,479)	36,900	37,303
	Connections	25,042	(1,408)	23,634	24,036
	Networks	94,819	(443)	94,376	91,191
	Equipment	5,866	(3,303)	2,563	5,959
	Others	59	(2)	57	74

	Subtotal	167,651	(7,635)	160,016	161,049

General use
	Lands	1,653	-	1,653	1,653
	Buildings	2,103	(149)	1,954	1,972
	Transportation
	equipment	1,139	(66)	1,073	1,054
	Furniture, Fixtures and
	Equipment	3,349	(439)	2,910	3,438

	Subtotal	8,244	(654)	7,590	8,117

	Total in operation	336,190	(16,639)	319,551	314,851

Page: 44

10. LOANS, FINANCINGS & DEBENTURES

(i) Outstanding balance of loans and financings

	PARENT COMPANY AND CONSOLIDATED
		Sept/09			Jun/09

		Non-			Non-			Final	Annual interest	Monetary
	Current	current	Total	Current	current	Total	Guarantees	maturity	rate	adjustment

Financial Institution:
COUNTRY
União Federal / Banco do Brasil	282,628	1,201,015	1,483,643	276,358	1,272,345	1,548,703	Gov.Est.S.Paulo and own resources	2014	8.50%	UPR
Debentures 6th Issuance	225,932	-	225,932	237,372	226,848	464,220	Unsecured	2010	11%	IGP-M
Debentures 7th Issuance	121,476	-	121,476	121,968	-	121,968	Unsecured	2010	10.8%	IGP-M
Debentures 8th Issuance	-	418,863	418,863	-	420,561	420,561	Unsecured	2011	10.75%	IGP-M
Debentures 9th Issuance	-	222,271	222,271	-	221,423	221,423	Unsecured	2015	CDI+2.75% and 12.87%	IPCA
Caixa Econômica Federal	76,539	638,121	714,660	73,966	591,217	665,183	Own Resources	2009/2031	5% to 9.5%	UPR
Promissory Notes	599,309	-	599,309	598,714	-	598,714		2009	CDI + 3.5%
FIDC - Sabesp I	55,556	27,778	83,334	55,556	41,667	97,223	Own Resources	2011	CDI + 0.70%
Banco Nacional de
Desenvolvimento Econômico e Social - BNDES	43,164	94,353	137,517	43,076	105,159	148,235	Own Resources	2013	3% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES Baixada Santista	-	77,200	77,200	-	50,200	50,200	Own Resources	2019	2.5% + TJLP LIMIT 6%
National Bank of Economic and Social Development - BNDES PAC	-	6,601	6,601	-	6,601	6,601	Own Resources	2023	2.15% + TJLP LIMIT 6%
Others	3,498	13,559	17,057	3,559	15,602	19,161		2010/2018	12% / CDI / TJLP+ 6%	UPR
Interests and charges	117,471	14,954	132,425	114,840	20,947	135,787

Total Domestic	1,525,573	2,714,715	4,240,288	1,525,409	2,972,570	4,497,979

INTERNATIONAL

Inter-American Development Bank - BID US$ 390,607 thd (jun/09 - US$ 389,804 thd.)	66,166	628,373	694,539	71,258	689,483	760,741	Federal Governmental	2016/2025	3.00% to 4.93%	Currency Basket Var. + US$

Euro Bonds - US$ 140,000 thd (jun/09 - US$ 140,000 thd)	-	248,934	248,934	-	273,224	273,224		2016	7.5%	US$

JICA - Yens 21,280.000 thd (jun/09 - Yens 21,208,000 thd)	-	421,578	421,578	-	431,239	431,239	Federal Government	2029	1.8% and 2.5%	Yene

BID 1983AB - US$ 250,000 thd (jun/09 - US$ 250,000 thd.)	-	441,101	441,101	-	484,399	484,399		2023	4.47% to 4.97%	US$
Interests and charges	27,678	-	27,678	17,645	-	17,645

Total International	93,844	1,739,986	1,833,830	88,903	1,878,345	1,967,248

TOTAL OF LOANS AND FINANCINGS	1,619,417	4,454,701	6,074,118	1,614,312	4,850,915	6,465,227

Parity rate, as of September 30, 2009: US$1.7781; Yen 0.019811(June 30, 2009: US$1.9516; Yen 0.020265.

UPR: Standard Reference Unit	TJLP: Long-term interest rate

CURRENCY BASKET VARIATION: Amount related to the account unit BID
CDI: Interbank Deposit Rate	IGP-M: General market price index

Page: 45

(ii) The balance of loans and financings are presented in net amounts, discounted the cost of funding shown in the table below.

							2015		Monthly
	2009	2010	2011	2012	2013	2014	onwards	Total	IRR

Debentures -
9th issue -
1st series	69	291	292	293	244	-	-	1,189	0.0244817%

Debentures -
9th issue -
2nd series	63	254	254	255	255	256	213	1,550	0.0178128%

Promissory
Notes	691	-	-	-	-	-	-	691	0.0376677%

BID 1983A	24	102	102	102	102	102	864	1,398	0.0085953%

BID 1983B1	31	127	127	127	128	128	695	1,363	0.0107294%

BID 1983B2	18	76	76	76	77	77	263	663	0.0128578%

Total	896	850	851	853	806	563	2,035	6,854

There is no premium on the financial funding proceeds.

(iii) On September 1, 2009 the 6th issue of debentures, 2nd series, was fully settled.

(iv) Repayment schedule of loans and financings

The total debt volume to be paid through the end of 2009 is R$824,440 and the amount denominated in US dollars is R$45,703 and the amount of R$778,737 refers to the interest and principal of loans denominated in Brazilian reais falling due.

							2015
							and
BANK	2009	2010	2011	2012	2013	2014	thereafter	TOTAL

COUNTRY
Federal Government/Banco do Brasil	68,428	288,679	314,208	341,995	372,239	98,094	-	1,483,643
Caixa Econômica Federal (CEF)	18,542	78,134	84,880	92,546	93,631	54,886	292,041	714,660
Debentures	-	347,408	451,786	32,922	74,090	41,168	41,168	988,542
FIDC - SABESP I	13,889	55,556	13,889	-	-	-	-	83,334
BNDES (National Bank for Economic and Social Development)	10,715	42,860	42,860	36,913	4,169	-	-	137,517
BNDES (National Bank for Economic and Social Development) Santos Lowlands	-	-	-	9,650	9,650	9,650	48,250	77,200
BDNES PAC	-	-	275	550	550	550	4,676	6,601
Promissory Notes	599,309	-	-	-	-	-	-	599,309
Others	1,048	4,597	7,739	383	431	486	2,373	17,057
Interest and charges	66,806	58,142	7,477	-	-	-	-	132,425

Total - Domestic	778,737	875,376	923,114	514,959	554,760	204,834	388,508	4,240,288

Page: 46

							2015
							and
BANK	2009	2010	2011	2012	2013	2014	thereafter	TOTAL

ABROAD
BID	23,945	66,166	66,166	66,166	66,166	66,166	339,764	694,539
Eurobonds	-	-	-	-	-	-	248,934	248,934
JICA	-	-	11,394	22,788	22,788	22,788	341,820	421,578
BID 1983AB	-	-	42,244	42,244	42,244	42,244	272,125	441,101
Interest and charges	21,758	5,920	-	-	-	-	-	27,678

Total Abroad	45,703	72,086	119,804	131,198	131,198	131,198	1,202,643	1,833,830

Grand Total	824,440	947,462	1,042,918	646,157	685,958	336,032	1,591,151	6,074,118

(v) Debt structuring

The Company has as one of its main objectives the active management of debt, seeking to minimize costs and volatility on the results.

(vi) Covenants

As of September 30, 2009, the Company was compliant with all the covenants.

11. DEFERRED TAXES AND CONTRIBUTIONS

(a) Balances

	PARENT COMPANY AND CONSOLIDATED

	Sept/09	Jun/09

In current assets (i)
Deferred income tax	187,940	148,712
Deferred social contribution	67,658	53,537

	255,598	202,249
In non current assets (ii)
Deferred income tax	362,708	337,419
Deferred social contribution	130,575	121,471

	493,283	458,890
In current liabilities (iii)
Deferred income tax	209	209
Deferred social contribution	75	75
Deferred PASEP (tax on revenue)	15,594	16,134
Deferred COFINS (tax on revenue)	28,692	30,871

	44,570	47,289
In non-current liabilities (iv)
Deferred income tax	58,012	58,922
Deferred social contribution	16,374	16,702
Deferred PASEP (tax on revenue)	19,877	19,263
Deferred COFINS (tax on revenue)	57,698	54,869

	151,961	149,756

Page: 47

	PARENT COMPANY AND
	CONSOLIDATED		PARENT COMPANY

	3º Qtr /09	Jan to Sept/09	3º Qtr /08	Jan to Sept/08

In the result of the period

Income tax	(145,564)	(422,056)	(129,774)	(367,264)
Deferred income tax	65,192	106,044	32,237	73,074

	(80,372)	(316,012)	(97,537)	(294,190)

Social contribution	(53,258)	(154,001)	(47,219)	(133,410)
Deferred social contribution	23,788	38,495	11,605	23,832

	(29,470)	(115,506)	(35,614)	(109,578)

(i) In current assets

Substantially calculated based on timing differences amounting to R$ 751,758 (Jun/2009 - R$ 594,849).

(ii) In non-current assets

Substantially calculated based on timing differences amounting to R$ 1,450,833 (Jun/2009 - R$ 1,349,677) related to income tax and social contribution.

The Company's Management expects to realize the long term balance, mentioned in item (ii) in 2010 in the same proportion of 2009, and the remaining to be realized in the subsequent year 2011.

(iii) Current Liabilities

- Income Tax and Social Contribution
Substantially calculated based on timing differences amounting to R$ 837, related to income tax and social contribution.

- PASEP e COFINS

Calculated substantially on billings to public entities, and the obligation is determined and the allowance recognized when the service is provided, and its settlement when the invoices are received.

(iv) In non-current liabilities

- Income tax and social contribution

Substantially calculated based on timing differences amounting to R$ 232,047 (Jun/2009 - R$ 235,687) related to income tax and R$ 181,941 (Jun/2009 - R$ 185,581) related to social contribution.

Page: 48

- PASEP e COFINS

Calculated substantially on billings to government entities, the obligation is determined and the allowance recognized when the service is provided, and settlement when the invoices are received.

(b) Composition of deferred taxes and contributions

	PARENT COMPANY AND CONSOLIDATED

	Sept/09	Jun/09

In current assets
Provisions for contingencies	234,439	181,090
Others provisions	21,159	21,159

	255,598	202,249
In non-current assets
Provision for contingencies	255,359	225,547
Provision for social security obligations	154,798	149,712
Others	83,126	83,631

	493,283	458,890

Total deferred tax assets	748,881	661,139

In current liabilities
Costs on the issuance of securities	284	284
Public entity receipts	44,286	47,005

	44,570	47,289
In non-current liabilities
Costs on the issuance of securities	1,476	1,778
Public entity revenues	72,910	73,846
Public entity receipts	77,575	74,132

	151,961	149,756

Total deferred tax liabilities	196,531	197,045

(c) Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

	PARENT COMPANY
	AND CONSOLIDATED		PARENT COMPANY

	3rd Qtr/09	Jan to Sept/09	3rd Qtr/08	Jan to Sept/08

Profit before taxes	305,569	1,348,124	364,237	1,298,598
Statutory rate	34%	34%	34%	34%

Tax expense at statutory rate	(103,893)	(458,362)	(123,841)	(441,523)

Page: 49

	PARENT COMPANY
	AND CONSOLIDATED		PARENT COMPANY

	3rd Qtr/09	Jan to Sept/09	3rd Qtr/08	Jan to Sept/08
Permanent differences
Realization of revaluation reserve	(7,371)	(22,905)	(7,375)	(22,134)
Interest on shareholders' capital	-	47,253	-	68,169
Other differences	1,422	2,496	(1,935)	(8,280)

Income tax and social contribution	(109,842)	(431,518)	(133,151)	(403,768)

Current income tax and social contribution	(198,822)	(576,057)	(176,993)	(500,674)
Deferred income tax and social contribution	88,980	144,539	43,842	96,906
Effective tax rate	36%	32%	37%	31%

12. TAX DEBT REFINANCING PROGRAM (PAES)

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law No. 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953.

The debt is being paid in 120 months, the amount paid in the 3rd quarter, 2009 was R$8,390 (R$8,304 in the 2nd quarter, 2009), and interest was accrued amounting to R$1,323 in the 3rd quarter, 2009 and R$4,345 in the period from January to September, 2009 (R$1,730 in the 3rd quarter, 2008 and R$6,637 in the period from January to September, 2008).

The assets offered as guarantee for REFIS, amounting to R$249,034, continue to guarantee the amounts in the PAES program.

13. SOCIAL SECURITY LIABILITIES

The Company is the sponsor of Fundação Sabesp de Seguridade Social - Sabesprev, an entity established in August 1990 with the main purpose of administrating the complementary pension plan and the welfare program for Sabesp's employees.

(a) Pension plan benefits:

The monthly contributions to the pension fund - defined benefit correspond to 2.1% by the Company and 2.1% by the participants.

Participants' contributions presented above refer to the average contributions, as the discount amount varies from 1% to 8.5% depending on the salary level.

Page: 50

In order to meet the determinations of CVM Resolution 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

As of December 31, 2008, based on the report of the independent actuary, Sabesp had a net actuarial liability of R$419,871 representing the difference between the present value of the Company's obligations to the participating employees, retired employees, and pensioners, and the value of the related assets.

The actuarial liability as of September 30, 2009, of R$464,525 (Jun/2009 - R$449,568), is accounted for in non-current liabilities.

The estimated expense for 2009 is R$73,086 (2008 - R$67,129), was recognized in the period from July to September 2009 amounting to R$19,176 (July to September, 2008 - R$17,575), as shown below:

	PARENT COMPANY AND
	CONSOLIDATED		PARENT COMPANY

	3rd Qtr/09	Jan to Sept/09	3rd Qtr/08	Jan to Sept/08

Transfer to Sabesprev	4,219	12,711	4,109	12,265
Actuarial liability recorded	14,957	44,654	13,466	40,483

Total recorded	19,176	57,365	17,575	52,748

(b) Welfare plan

The assistance program, which is made up by optional health plans, freely chosen, is also maintained by contributions of the sponsor (to the plan of active employees) and of the participants, which, in the period, were the following:

Company: 8.0%, on average, of payroll;
Participating employees: 3.21% of base salary and premiums, equivalent to 2.1% of gross payroll, on average.

14. PROFIT SHARING

In the quarter ended September 30, 2009 R$14.194 was accrued, which is recorded under payroll and related charges, in current liabilities, related to the period from January to December 2009, based on the attainment of goals set during negotiations between the Company and entities representing the employees.

Page: 51

15. PROVISIONS FOR CONTINGENCIES

	PARENT COMPANY AND CONSOLIDATED

	Jun/09	Additions	Deductions	Interest, adjustments and reversals	Sept/09

Customers (i)	713,809	46,031	(42,335)	80,319	797,824
Suppliers (ii)	183,464	75,902	(66)	71,051	330,351
Other civil lawsuits (iii)	164,408	7,943	(8,147)	5,295	169,499
Tax (iv)	26,112	1,659	(171)	1,359	28,959
Labor (v)	41,567	4,622	(3,103)	1,785	44,871
Environmental (vi)	57,366	9,262	(4,291)	(2,602)	59,735

Subtotal	1,186,726	145,419	(58,113)	157,207	1,431,239

Escrow deposits	(60,863)	(28,713)	5,162	(571)	(84,985)

Total	1,125,863	116,706	(52,951)	156,636	1,346,254

Management, based on a joint analysis with its legal counsel, made a provision whose amount was considered sufficient to cover probable losses on lawsuits. The amounts related to lawsuits in the sentence execution stage, recorded in current liabilities, under the caption “Provisions”, of R$604,542 (Jun/2009 - R$471,755), is net of escrow deposits of R$84,985 (Jun/2009 - R$60,863), and the amounts recorded in non-current liabilities, under the caption “Provisions”, of R$741,712 (Jun/2009 - R$654,108).

(i) Customers - Approximately 1,310 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized provisions when the likelihood of loss is considered probable.

(ii) Suppliers - Suppliers' claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable.

(iii) Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv) Tax lawsuits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's legal counsel, duly accrued when classified as probable losses.

Page: 52

(v) Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and others. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi) Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts provided do not always represent the final amount to be disbursed as indemnity for alleged damages, in view of the current stage in which such lawsuits are and Management's impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$1,897,000 as of September 30, 2009 (Jun/2009 - R$1,861,000).

16. SHAREHOLDERS' EQUITY

(a) Authorized capital

The Company is authorized to increase capital up to R$10,000,000, based on a Board of Directors' resolution, after submission to the Supervisory Board ("Conselho Fiscal").

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 registered common shares, with no par value, held as follows:

	Sept/09		Jun/09

	Number of		Number of
Shareholders	shares	%	shares	%

State Finance Department	114,508,085	50.26	114,508,085	50.26
Companhia Brasileira de Liquidação e Custódia	54,257,058	23.81	55,540,814	24.38
The Bank Of New York ADR
Department (Equivalent in shares) (*)	58,435,802	25.65	57,210,002	25.11
Others	635,678	0.28	577,722	0.25

	227,836,623	100.00	227,836,623	100.00

(*) Each ADR is equal to 2 shares

Page: 53

(c) Payment to shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to Brazilian Corporation Law.

On May 14, 2009, the Board of Directors approved the proposal of interest on shareholders' capital related to the period from January to April, 2009, of R$138, 980, which will be paid up to 60 days after the Annual Shareholders' Meeting (AGO) of 2010, net of withholding income tax.

(d) Capital reserve

Capital reserve includes tax incentives and donations recorded through December 31, 2007 received from government entities and private institutions.

(e) Revaluation reserve

As provided for by CVM Instruction No. 197/93, the Company decided not to record income tax and social contribution on the revaluation reserve of property, plant and equipment items recognized in 1991.

The reserve is being realized as a contra entry to the caption “retained earnings”, in the same proportion as the depreciation and write-off of the respective assets.

The balances of the revaluation reserve will be maintained until their effective realization.

(f) Changes in retained earnings

	Sept/09	Jun/09

Previous Balance	627,587	277,876
Realization of Revaluation Reserve	21,678	24,026
Results for the period	195,727	464,665
Interest on Shareholders' Equity	-	(138,980)

Current Balance	844,992	627,587

(g) Reserve for investments

The reserve for investments is specifically made up of the portion corresponding to the Company's own resources that will be used for the expansion of the water supply and sewage sanitation systems.

Page: 54

17. FINANCIAL INSTRUMENTS AND RISK

(a) Identification and valuation of the financial instruments

The Company operates with various financial instruments with emphasis on cash and cash equivalents, including financial investments and loans and financings, described as follows.

The Company did not realize operations with derivatives in 2009 and 2008.

(i) Cash & cash equivalents, accounts receivable, other current assets and accounts payable

The amounts recorded approximate the realization amounts.

Cash equivalents correspond to the financial investments expressed in reais and have immediate liquidity.

(ii) Investments

Consists, mainly, of investments in the company Sesamm (see Note 7) recorded by the equity method of accounting, in which the Company has a strategic interest. Considerations of market value of the shares held are not applicable.

(iii) Loans and Financings

In compliance with CPC-14, following are demonstrated the market values of the projected cash flows, at present value, of loans and financings on September 30, 2009.

			Adjustment
		Projected Cash	to Present
	Book value	Flow	Value	Differences

National Currency
Debentures (i)	1,036,160	1,456,594	1,173,826	(137,666)
Funding costs	(3,430)	-	-	(3,430)
BNDES (ii)	221,870	221,870	221,870	-
Others (iii)	2,985,688	3,280,613	3,262,695	(277,007)

	4,240,288	4,959,077	4,658,391	(418,103)

Foreign Currency
Financings (iv)	1,837,254	2,530,573	2,529,810	(692,556)
(-) Funding costs	(3,424)	-	-	(3,424)

	1,833,830	2,530,573	2,529,810	(695,980)

	6,074,118	7,489,650	7,188,201	(1,114,083)

Page: 55

In order to obtain the market values of Financial Instruments, the following criteria have been adopted:

(i) Debentures are financings considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates, disclosed by Andima in the secondary market, having as a basis June 30, 2009 and the Company's security traded in the domestic market.

(ii) Financings - BNDES, are instruments considered by the nominal amount restated up to the maturity date, that have as characteristics the indexation to the TJLP, which is a specific modality, not being compared to any other market rate.

Therefore, the Company opted to publish as market value the amount accounted for as of September 30, 2009

(iii) Other financings in national currency are considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates. The forward rates used were obtained from the BM&F website.

(iv) Foreign currency financings are controlled in the original currency, converted at the foreign exchange rate at the date of the balance sheet, discounted to present value using the forward market rate obtained on Bloomberg, based on the Company's shares traded in the market.

Additionally, the Company has an instrument indexed to the YEN (JICA, as mentioned in Note 10), which, in addition of the premises above, was considered in the conversion to present value the parity of the original currency of the instrument in relation to the dollar.

(b) Market risks

(i) Foreign exchange rate risk

This risk results from the possibility of the Company incurring losses on account of fluctuations in the foreign exchange rates that impact the balances of loans and financings in foreign currency funded in the market and, consequently, the financial expenses. The Company does not maintain “hedge” or “swap” operations, however, it carries out an active management of the debt, seeking to reduce the exposure in foreign currency, taking advantage of the windows of opportunity, to exchange expensive debts for cheaper debts, reducing the cost by means of anticipation of the maturity dates.

Page: 56

A significant portion of the Company's financial debt was linked to the US dollar and to the Yen, amounting to R$1,833,830 (Note 10). The table below summarizes the Company's exposure to exchange rates at September 30, 2009.

	PARENT COMPANY and Consolidated

	In thousands

	US$	Japanese Yen

Loans and financing	780,607	21,280,000

(ii) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates in order to evaluate the possible need to replace its debt. As of September 30, 2009, the Company had R$1,093,985 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company's debt.

(iii) Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

(c) Sensitivity analysis

Following is presented the table demonstrating the sensitivity analysis of the financial instruments that may generate significant impacts on the Company.

Under the terms of CVM Instruction 475/08, in order to demonstrate the financial balances of assets and liabilities converted to a rate projected to December 31, 2009 with appreciation of 25% and 50% in Scenario I and 25% and 50% of deterioration in Scenario II, according to the table below:

Page: 57

SCENARIO I	Sept/2009

			Higher rate in	Higher rate in
Financial Instruments	Risk	Probable	25%	50%

Financial Asset

Cash & Cash Equivalents

Financial Investments (Nossa Caixa and Bradesco)	CDB	342,842	428,553	514,263

Financial Liability Loans and Financings

Banco do Brasil, CEF and City Hall of Presidente Prudente	UPR	2,231,993	2,789,991	3,347,989

Debentures, FIDC and BI Cia.

Secutirizadora	CDI	944,322	1,180,403	1,416,483

Debentures	IGPM	825,406	1,031,758	1,238,109

Debentures	IPCA	145,639	182,049	218,459

BNDES and Fehidro	TJLP	225,936	282,420	338,904

BID and Eurobonds	US$	1,405,093	1,756,366	2,107,640

JICA	JPI	427,239	534,049	640,859

Page: 58

References for Financial Liabilities - Scenario I	Rate projected to December 31, 2009*	Increase of the rate in:

		25%	50%

UPR	0.67%	0.84%	1.01%
CDI (CDB)	8.37%	10.46%	12.56%
IGPM	4.40%	5.55%	6.66%
IPCA	4.89%	6.11%	7.34%
TJLP	6.00%	7.50%	9.00%
US$	1.80	2.25	2.70
JPI	0.020077	0.02510	0.03012

SCENARIO II			Sept/09

			Lower rate in	Lower rate in
Financial Instruments	Risk	Probable	25%	50%

Financial Asset

Cash & Cash Equivalents

Financial Investments (Nossa Caixa e Bradesco)	CDB	342,842	257,132	171,421

Financial Liability Loans and Financings

Banco do Brasil, CEF and City Hall of Presidente Prudente	UPR	2,231,993	1,673,995	1,115,996

Debentures, FIDC and BI Cia. Secutirizadora	CDI	944,322	708,242	472,161

Debentures	IGPM	825,406	619,056	412,704

Debentures	IPCA	145,639	109,229	72,819

BNDES and Fehidro	TJLP	225,936	169,452	112,968

BID and Eurobonds	US$	1,405,093	1,053,819	702,546

JBIC	JPI	427,239	320,429	213,619

Page: 59

References for Financial Liabilities – Scenario II	Rate projected to December 31, 2009*	Decrease of the rate in:

		25%	50%

UPR	0.67%	0.50%	0.34%
CDI (CDB)	8.37%	6.28%	4.19%
IGPM	4.40%	3.30%	2.20%
IPCA	4.89%	3.67%	2.45%
TJLP	6.00%	4.50%	3.00%
US$	1.80	1.35	0.90
JPI	0.020077	0.01506	0.01004

These sensitivity analysis have the objective to measure the impact of the changes in the market variables on the Company's financial instruments. Such amounts, when settled, may present values different from those demonstrated above, due to the estimates used in their preparation process.

* The rates projected to December 31, 2009 were obtained through the websites of BM&F and Central Bank of Brazil, report Focus.

18. OPERATING REVENUE

	3rd Qtr /09	Jan to Sept /09	3rd Qtr /08	Jan to Sept /08

São Paulo's Metropolitan Region	1,335,909	4,469,216	1,312,417	3,811,797
Regional systems (i)	413,167	802,879	404,849	1,191,425

Total	1,749,076	5,272,095	1,717,266	5,003,222

(i) Comprises municipalities operating in inland and coastal regions of the State of São Paulo.

Page: 60

19. OPERATING COSTS AND EXPENSES

	PARENT COMPANY				CONSOLIDATED

	3 rd Qtr/09	Jan to Sept/09	3 rd Qtr/08	Jan to Sept/08	3 rd Qtr/09	Jan to Sept/09

Cost of sales and services
Payroll and related charges	(265,849)	(913,905)	(257,355)	(762,021)	(265,849)	(913,905)
General supplies	(35,784)	(100,657)	(34,561)	(95,904)	(35,784)	(100,657)
Treatment supplies	(33,400)	(105,266)	(32,085)	(100,017)	(33,400)	(105,266)
Outside services	(138,242)	(447,306)	(111,219)	(302,211)	(138,242)	(447,306)
Electricity	(121,004)	(358,925)	(113,333)	(341,474)	(121,004)	(358,925)
General expenses	(11,606)	(32,899)	(9,408)	(25,873)	(11,606)	(32,899)
Depreciation and amortization	(156,209)	(468,408)	(150,239)	(448,190)	(156,209)	(468,408)
	(762,094)	(2,427,366)	(708,200)	(2,075,690)	(762,094)	(2,427,366)
Selling expenses
Payroll and related charges	(48,916)	(161,327)	(45,087)	(131,635)	(48,916)	(161,327)
General supplies	(1,923)	(5,735)	(1,602)	(4,431)	(1,923)	(5,735)
Outside services	(61,478)	(144,426)	(38,714)	(90,005)	(61,478)	(144,426)
Electricity	(195)	(536)	(191)	(556)	(195)	(536)
General expenses	(16,297)	(47,189)	(16,163)	(45,047)	(16,297)	(47,189)
Depreciation and amortization	(1,097)	(3,367)	(988)	(2,880)	(1,097)	(3,367)
Allowance for doubtful accounts, net of recoveries	(71,509)	(234,658)	(60,845)	(252,619)	(71,509)	(234,658)
	(201,415)	(597,238)	(163,590)	(527,173)	(201,415)	(597,238)
Administrative expenses:
Payroll and related charges	(39,765)	(128,171)	(36,550)	(107,926)	(39,828)	(128,358)
General supplies	(1,756)	(4,716)	(1,236)	(3,349)	(1,758)	(4,722)
Outside services	(36,592)	(102,493)	(22,827)	(61,469)	(36,602)	(102,664)
Electricity	(232)	(730)	(296)	(843)	(232)	(731)
General expenses	(117,918)	(166,022)	(91,483)	(175,856)	(117,929)	(166,040)
Depreciation and amortization	(4,173)	(12,879)	(9,075)	(14,301)	(4,174)	(12,881)
Tax expenses	(9,419)	(43,450)	(22,655)	(37,397)	(9,419)	(43,454)
	(209,855)	(458,461)	(184,122)	(401,141)	(209,942)	(458,850)
Costs, and selling and administrative expenses:
Payroll and related charges	(354,530)	(1,203,403)	(338,992)	(1,001,582)	(354,593)	(1,203,590)
General supplies	(39,463)	(111,108)	(37,399)	(103,684)	(39,465)	(111,114)
Treatment supplies	(33,400)	(105,266)	(32,085)	(100,017)	(33,400)	(105,266)
Outside services	(236,312)	(694,225)	(172,760)	(453,685)	(236,322)	(694,396)
Electricity	(121,431)	(360,191)	(113,820)	(342,873)	(121,431)	(360,192)
General expenses	(145,821)	(246,110)	(117,054)	(246,776)	(145,832)	(246,128)
Depreciation and amortization	(161,479)	(484,654)	(160,302)	(465,371)	(161,480)	(484,656)
Tax expenses	(9,419)	(43,450)	(22,655)	(37,397)	(9,419)	(43,454)
Allowance for doubtful accounts, net of recoveries - (Note 4 (c(ii)))	(71,509)	(234,658)	(60,845)	(252,619)	(71,509)	(234,658)
	(1,173,364)	(3,483,065)	(1,055,912)	(3,004,004)	(1,173,451)	(3,483,454)
Financial expenses:
Interest and charges on loans and financing - local currency	(98,709)	(296,102)	(106,408)	(311,906)	(98,709)	(296,102)
Interest and charges on loans and financing - foreign currency	(14,955)	(49,927)	(18,049)	(46,926)	(14,955)	(49,927)
Interest on shareholders' equity - (note 16 (c))	-	(138,980)	-	(200,496)	-	(138,980)
Interest on shareholders' equity (reversal)	-	138,980	-	200,496	-	138,980
Other financial expenses	(23,608)	(69,863)	(19,291)	(18,537)	(23,613)	(69,868)
Income tax on remittance abroad	(672)	(2,639)	(858)	(3,655)	(672)	(2,639)

Page: 61

	PARENT COMPANY				CONSOLIDATED

	3 rd Qtr/09	Jan to Sept/09	3 rd Qtr/08	Jan to Sept/08	3 rd Qtr/09	Jan to Sept/09

Monetary variation on loans and financing	1,887	854	(27,887)	(101,113)	1,887	854
Other Monetary Variations	(8,260)	(20,134)	(7,655)	(17,315)	(8,260)	(20,134)
Provisions for financial contingencies	(157,207)	(179,679)	(58,461)	(109,940)	(157,207)	(179,679)
	(301,524)	(617,490)	(238,609)	(609,392)	(301,529)	(617,495)

Financial income:
Monetary variation gains	11,646	42,010	365,830	398,696	11,646	42,010
Income from temporary cash investments	15,058	62,366	15,205	37,902	15,120	62,620
Interest and others	13,898	56,562	25,647	65,758	13,898	56,562
	40,602	160,938	406,682	502,356	40,664	161,192

Financial expenses before exchange variations, net	(260,922)	(456,552)	168,073	(107,036)	(260,865)	(456,303)

Exchange variations, net
Exchange variation on loans and financing	104,748	375,442	(212,202)	(119,359)	104,748	375,442
Other foreign exchange variations.	(986)	(986)	-	-	(986)	(986)
Exchange gains	133	(7,369)	(3,415)	(2,880)	133	(7,369)
	103,895	367,087	(215,617)	(122,239)	103,895	367,087

Financial expenses, net	(157,027)	(89,465)	(47,544)	(229,275)	(156,970)	(89,216)

20. OTHER OPERATING INCOME AND EXPENSES

The break-down of other operating income (expenses) net is the following:

	PARENT COMPANY AND CONSOLIDATED			PARENT COMPANY

	3rdQtr/09	Jan to Sept/09	3rdQtr/08	Jan to Sept/08

Other operating income	17,087	36,992	16,637	38,962
COFINS and PASEP	(1,581)	(3,422)	(1,055)	(4,383)

	15,506	33,570	15,582	34,579

Other operating expenses	(8,487)	(18,736)	(140,934)	(149,168)

Other operating income (expenses), net	7,019	14,834	(125,352)	(114,589)

Other operating income is made up of the sale of fixed assets, sales of public notices, as well as indemnities and reimbursement of expenses, fines and escrows, lease of real estate, water for reuse, Pura and Aqua log's projects and services.

Other operating expenses are substantially comprised of the write-off of fixed assets due to obsolescence, discontinued works, non productive wells, economic unviable projects.

Page: 62

21. AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of São Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the providing of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1. The Parties assumed the commitment to establish basic sanitation and environmental actions complementary to the actions of the Municipality of São Paulo, by investing in the implantation and continuity of programs such as: “Programa Córrego Limpo” (Clean River Program) and “Programa de Uso Racional da Água - PURA” (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population.

2. Starting November 14, 2007, Agreement date, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the Municipality.

3. The Municipality assumed the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007, the date of this Agreement's execution.

4. The Parties will complete, within 90 days, the projects required to determine the outstanding amounts and prepare the drafts of the Bill to obtain the approval of the City Council for the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the Municipality, through associated management of the assumed utility services, jointly by the Municipality and the State of São Paulo, pursuant to the general basic sanitation service principles laid down in State Law 11445/07 and related State legislation.

5. The Parties and the State shall conclude, within 90 days after the execution of the Agreement, the terms and conditions of the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of the water supply and sewage services to the municipality.

6. The approval of the Municipal Authorization Law is an essential condition both for signing the Cooperation Agreement, to be signed by the Municipality and the State of São Paulo, and the Metropolitan Program Contract, to be signed by the Municipality and SABESP.

7. After forwarding the Project of Law to the Chamber, the Parties will sign the instrument to equate their financial disputes, when a discount will be granted of R$120 million on the debts of the Municipality, of a negotiation character. Part of theses debts will be paid without financial additions resulting from interest, fines and monetary adjustment and the remaining balance, under the form of the Municipal Administrative Rule 01/2005, in 7 annual installments.

8. The Parties will require the termination of the collection lawsuits filed by Sabesp, where Sabesp will pay the court fees, and each Party will pay the lawyers' fees, in an estimated amount of R$1.9 million.

Page: 63

The First Amendment to the Agreement with the Municipality of São Paulo was entered into on February 11, 2008. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

The stages already in progress are the conclusion of the drafts of said instruments, sending the Bill to the City Council, concluding the required understandings to settle the outstanding debts, and jointly defining the sanitation and environmental actions to be taken.

On May 9, 2008 the Second Amendment to the Agreement was signed, extending the term for an equal period and providing for automatic renewals, for equal periods, in case of no communication of the parties.

On August 29, 2008 the São Paulo´s Municipal City Hall forwarded the Law Project No. 558/08 to São Paulo´s City Council. The approval of such municipal law will enable the executive power to enter into the Cooperation Agreement and Program Contract with the State of São Paulo, with the Sanitation and Energy Regulating Agency of the State of São Paulo – ARSESP and with Sabesp.

On December 22, 2008 the Third Amendment to the Agreement was signed where the Parties resolved: i - change the payment period, by the Municipality, of the balance favorable to Sabesp, after the setoff of accounts; ii - adopt the same criteria that Sabesp will use to calculate the adjustment to present value of the balance favorable to Sabesp to deflate the negotiated discount agreed upon in the Agreement; iii - insert into the Agreement a clause authorizing Sabesp to promote the expropriations.

Still in December, 2008, the Municipal Law Project No. 558/08 was approved in the first poll. The final approval depends on a second poll in the City Council section.

On March, 2009 the São Paulo City Council promoted a public hearing to debate the Municipal Law Project No. 558/08. Although the PL has already been approved in the first poll, there is still the possibility that adjustments be posted by means of amendments that are under discussion.

On June 18, 2009, the Municipal Executive Power sanctioned Law No. 14934, decreed in the June 3, 2009 session, resulting from Law Project No. 558/08.

On August 6, 2009, the Fourth Amendment to the Agreement was signed, including the channeling of CEU Uirapuru, Curtume and Tiburtino creeks into the environmental basic sanitation projects.

22. REGULATING AGENCY OF SANITATION AND ENERGY OF THE STATE OF SÃO PAULO - ARSESP

According to Resolution ARSESP No. 36, of December 19, 2008, the Company has been paying the Fee for Regulation, Control and Inspection - TRCF that corresponds to 0.50% (half a per cent) on the gross operating revenue, directly obtained with the rendering of service, subtracting the amounts of the taxes incidental on it. The amount paid in the 3rd quarter of 2009 was R$7.1 million (January to September of 2009 - R$21.4 million).

Page: 64

23. SUPPLEMENTAL INFORMATION

STATEMENT OF VALUE ADDED - DVA

The statement of value-added, prepared in accordance with CVM Resolution No. 557/08 (CPC 09) presents the result of the period under the generation and distribution of wealth point of view, whose four main beneficiaries of the wealth generation by the activities are: the employees, the government, capital of third parties and the shareholders' capital.

		PARENT COMPANY				CONSOLIDATED

	Explanatory	Jan to		Jan to		Jan to
	Note	Sept/09		Sept/08		Sept/09

1- Revenues
1.1) Revenues from Products and Services	18	5,272,095		5,003,222		5,272,095
1.2) Other revenues	20	36,992		38,962		36,992
1.3) Revenues related to the construction of own assets		(22,584)		164,969		(22,584)
1.4) Allowance for doubtful accounts - set up	19	(234,658)		(252,619)		(234,658)

		5,051,845		4,954,534		5,051,845

2 - Inputs acquired from third parties
2.1) Cost of sales and services provided		(1,019,575)		(846,811)		(1,019,575)
2.2) Supplies, electricity and power, third party's services and others		(496,062)		(392,726)		(496,240)
2.3) Other operating expenses	20	(18,736)		(149,168)		(18,736)

		(1,534,373)		(1,388,705)		(1,534,551)

3 - Gross Value Added (1-2)		3,517,472		3,565,829		3,517,294

4 - Retentions
4.1) Depreciation and amortization		(486,030)		(466,073)		(486,031)

5 - Net value added produced by the Company (3-4)		3,031,442		3,099,756		3,031,263

6 - Value added received in transfer
6.1) Equity result		(140)		-		-
6.2) Financial income	19	153,569		499,476		153,823

		153,429		499,476		153,823

7 - Total Value Added to Allocate		3,184,871		3,599,232		3,185,086

8 - Value added allocated

8.1) Personnel
8.1.1) Direct compensation		693,206	21.8%	660,825	18.3%	693,349	21.8%
8.1.2) Benefits		231,110	7.2%	211,698	5.9%	231,118	7.2%

Page: 65

		PARENT COMPANY				CONSOLIDATED

	Explanatory	Jan to		Jan to		Jan to
	Note	Sept/09		Sept/08		Sept/09

8.1.3) FGTS		177,424	5.6%	49,727	1.4%	177,434	5.6%

		1,101,740	34.6%	922,250	25.6%	1,101,901	34.6%

8.2) Taxes, fees and contributions
8.2.1) Federal		998,515	31.3%	939,780	26.1%	998,545	31.3%
8.2.2) State		28,004	0.9%	24,724	0.7%	28,004	0.9%
8.2.3) Municipal		16,513	0.5%	11,249	0.3%	16,514	0.5%

		1,043,032	32.7%	975,753	27.1%	1,043,063	32.7%

8.3) Remuneration of third parties' capital
8.3.1) Interests, monetary and foreign exchange variations		104,246	3.3%	795,121	22.1%	104,251	3.3%
8.3.2) Lease		19,247	0.6%	11,278	0.3%	19,265	0.6%

		123,493	3.9%	806,399	22.4%	123,516	3.9%

8.4) Remuneration of shareholders' equity
8.4.1) Interest on shareholders' capital	16(f)	138,980	4.4%	200,496	5.6%	138,980	4.4%
8.4.2) Retained earnings		777,626	24.4%	694,334	19.3%	777,626	24.4%

		916,606	28.8%	894,830	24.9%	916,606	28.8%

Value added allocated		3,184,871	100.0%	3,599,232	100.0%	3,185,086	100.0%

24. SUBSEQUENT EVENT

BIRD – "Vida Nova" Program

The Government of São Paulo signed, on October 28, 2009, Sabesp´s loan agreement with Bird (World Bank) amounting to US$100 million. Sabesp will participate with a US$25 million portion.

The US$100 million released by Bird is part of the total investment of R$1.39 billion of the "Vida Nova" Program - Fountainhead Recovery. It is one of the largest sanitation programs in Brazil carried out by the State Government, under the coordination of the Energy and Sanitation Secretary, with the participation of the Secretary of the Environment, Sabesp and CDHU, São Paulo´s and Sao Bernardo do Campo´s City Hall. Objectives

Those benefited by the program will be: directly, around 2.5 million people residing in the surroundings of the basins of Guarapiranga, Billings, Alto Tiete, Juqueri-Cantareira and Alto and Baixo Cotia, and, indirectly, almost all the 20 million people that consume treated water from the sources of São Paulo´s Metropolitan Region (RMSP).

Page: 66

The main objective of "Vida Nova" is recovering the large water reservoirs of the metropolitan region, organizing the occupation of their surroundings and ensuring the supply of Greater São Paulo, today and in the future. The region is one of the major urban concentrations of the world and they live in a situation of water shortage. Each resident of the region has at their disposal, per year, 201 m3 of water. The amount recommended by the UN is 2.5 thousand m3 per person/year.

IDB - 3rd stage Tiete Project

In the month of October, the executive board of the Inter-American Development Bank – IDB, approved a US$600 million loan in order for Sabesp to continue with the Tiete Project works, that enters now in its third stage. The next step will be the execution of the contract meeting the procedures to obtain the Federal Government´s guarantee. The participation of Sabesp in this financing will be US$200 million, for which the company is seeking to obtain partial financing.

BNDES Debenture

Approval by Sabesp´s Extraordinary Shareholders´ Meeting and by BNDES´s executive board, the concession of credit for a private placement of three issues of debentures, non-convertible into stock, with a real guarantee, each one amounting to R$275 million, totaling R$826 million, for exclusive underwriting by BNDES and BNDESPAR. The first issue will occur in 2009 and the subsequent issues in 2010 and 2011.

Page: 67

07.01 –COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

1. Financial Highlights

In millions of R$

			Variation				Variation
	3Q08	3Q09	R$	%	Jan- Sept/08	Jan- Sept/09	R$	%
(+) Gross operating revenues	1,717.2	1749.1	31.9	1.9	5,003.2	5,272.1	268.9	5.4
(-) COFINS and PASEP	124.2	120.1	(4.1)	(3.3)	356.7	366.1	9.4	2.6
(=) Net operating revenues	1,593.0	1,629.0	36.0	2.3	4,646.5	4,906.0	259.5	5.6
(-) Costs and expenses	1,055.9	1,173.4	117.5	11.1	3,004.0	3,483.1	479.1	15.9
( - ) Other Operating Income (Expenses)	125.4	7.0	(118.4)	(94.4)	114.6	(14.7)	(129.3)	(112.8)
(=) Result before financial expenses (EBIT*)	662.5	462.6	(119.9)	(30.2)	1,757.1	1,408.2	(348.9)	(19.9)
(+) Depreciation and amortization	160.3	161.5	1.2	0.7	465.4	484.7	19.3	4.1
(=) EBITDA**	697.4	617.1	(80.3)	(11.5)	2,107.9	1,907.6	(200.3)	(9.5)
EBITDA Margin %	43.8	37.9			45.4	38.9
Net income	231.1	195.7	(35.4)	(15.3)	894.8	916.6	21.8	2.4
Net income per share in R$	1.01	0.86			3.93	4.02

(*) Profit before interest and taxes on income;
(**) Profit before interest, taxes, depreciation and amortization;

In the 3Q09, the net operating revenue totaled R$1.6 billion, a 2.3% growth in relation to 3Q08. Costs and expenses, amounting to R$1.2 billion increased 11.1% in relation to the 3Q08. EBITDA increased from R$697.4 million to R$617.1 million in the 3Q09, with a 11.5% increase.

EBIT presented a 30.2% growth, from R$662.5 million in the 3Q08 to R$462.6 million in the 3Q09

2. Gross operating revenue

In the 3Q09, the gross operating revenue presented an increase of R$31.9 million, or 1.9%, going from R$1.72 billion in the 3Q08 to R$1.75 billion in the 3Q09. The factors responsible for such variation were the impact of the 0.2% tariff adjustment that occurred in the period to September, 2009 and the 0.7% growth of the volume billed.

Such performance was influenced by the following factors: i) lower average temperature observed in the period; ii) drop of the billing in the industrial segment in the ranges above 500m3/month, resulting from the execution of firm demand contracts and by the closing and/or reduction of the production of some industrial units; iii) volume reduction in the non-residential sector due to actions of the Water Rational Use Program [“Programa de Uso Racional de Água”]- PURA in properties of the Government of the State of São Paulo and of the São Paulo City Hall.

3. Volume invoiced

In the following charts are demonstrated the volumes invoiced of water and sewage, according to the category of use and region, in the 3Q08, 3Q09, and in the first nine months of 2008 and 2009.

Page: 68

07.01 –COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	3Q08	3Q09	Var. %	3Q08	3Q09	Var. %	3Q08	3Q09	Var. %
Residential	336.9	338.8	0.6	270.7	274.5	1.4	607.6	613.3	0.9
Commercial	38.7	38.0	(1.8)	35.7	35.3	(1.1)	74.4	73.3	(1.5)
Industrial	9.0	8.6	(4.4)	8.7	8.7	-	17.7	17.3	(2.3)
Public	12.0	11.3	(5.8)	9.7	9.3	(4.1)	21.7	20.6	(5.1)
Total Retail	396.6	396.7	-	324.8	327.8	0.9	721.4	724.5	0.4
Wholesale	71.0	71.7	1.0	6.7	8.1	20.9	77.7	79.8	2.7
Reuse Water	-	0.1	-	-	-	-	-	0.1	-
Grand Total	467.6	468.5	0.2	331.5	335.9	1.3	799.1	804.4	0.7

JANUARY TO SEPTEMBER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	JAN- SEPT/08	JAN- SEPT/09	Var. %	JAN- SEPT/08	JAN- SEPT/09	Var. %	JAN- SEPT/08	JAN- SEPT/09	Var. %
Residential	1,011.6	1,035.2	2.3	809.5	834.6	3.1	1,821.1	1,869.8	2.7
Commercial	114.8	115.4	0.5	105.7	106.5	0.8	220.5	221.9	0.6
Industrial	26.7	25.5	(4.5)	25.4	25.5	0.4	52.1	51.0	(2.1)
Public	35.0	34.6	(1.1)	28.1	28.4	1.1	63.1	63.0	(0.2)
Total Retail	1,188.1	1,210.7	1.9	968.7	995.0	2.7	2,156.8	2,205.7	2.3
Wholesale	211.9	215.2	1.6	21.4	22.4	4.7	233.3	237.6	1.8
Reuse Water	0.1	0.2	100.0	-	-	-	0.1	0.2	100.0
Grand Total	1,400.1	1,426.1	1.9	990.1	1.017.4	2.8	2,390.2	2,443.5	2.2

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	3Q08	3Q09	Var. %	3Q08	3Q09	Var. %	3Q08	3Q09	Var. %
Metropolitan	266.9	266.2	(0.3)	222.6	224.4	0.8	489.5	490.6	0.2
Regional (2)	129.7	130.5	0.6	102.2	103.4	1.2	231.9	233.9	0.9
Total retail	396.6	396.7	-	324.8	327.8	0.9	721.4	724.5	0.4
Bulk	71.0	71.7	1.0	6.7	8.1	20.9	77.7	79.8	2.7
Reuse Water	-	0.1	-	-	-	-	-	0.1	-
Grand Total	467.6	468.5	0.2	331.5	335.9	1.3	799.1	804.4	0.7

JANUARY TO SEPTEMBER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	JAN- SEPT/08	JAN- SEPT/09	Var. %	JAN- SEPT/08	JAN- SEPT/09	Var. %	JAN- SEPT/08	JAN- SEPT/09	Var. %
Metropolitan	794.3	805.5	1.4	660.9	676.1	2.3	1,455.2	1,481.6	1.8
Regional (2)	393.8	405.2	2.9	307.8	318.9	3.6	701.6	724.1	3.2

Page: 69

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Total retail	1,188.1	1,210.7	1.9	968.7	995.0	2.7	2,156.8	2,205.7	2.3
Bulk	211.9	215.2	1.6	21.4	22.4	4.7	233.3	237.6	1.8
Reuse Water	0.1	0.2	100.0	-	-	-	0.1	0.2	100.0
Grand Total	1,400.1	1,426.1	1.9	990.1	1,017.4	2.8	2,390.2	2,443.5	2.2

(1) Not audited
(2) Comprised of the coastal and interior regions

4. Costs, selling and administrative expenses

In the 3Q09, the cost of products and services provided, selling and administrative expenses increased R$117.5 million, or 11.1% . The ratio of costs and expenses to net revenue increased from 66.3% in the 3Q08 to 72.0% in the 3Q09.

In millions of R$

			Variation				Variation
	3Q08 3Q09		R$	%	Jan- Sept/08	Jan- Sept/09	R$	%
Payroll and related charges	339.0	354.6	15.6	4.6	1,001.5	1,203.4	201.9	20.2
General supplies	37.4	39.5	2.1	5.6	103.7	111.1	7.4	7.1
Treatment supplies	32.1	33.4	1.3	4.0	100.0	105.3	5.3	5.3
Outside services	172.8	236.3	63.5	36.7	453.7	694.2	240.5	53.0
Electricity	113.8	121.4	7.6	6.7	342.9	360.2	17.3	5.0
General expenses	117.0	145.8	28.8	24.6	246.8	246.1	(0.7)	(0.3)
Tax expenses	22.7	9.4	(13.3)	(58.6)	37.4	43.4	6.0	16.0
Subtotal	834.8	940.4	105.6	12.6	2,286.0	2,763.7	477.7	20.9
Depreciation and amortization	160.3	161.5	1.2	0.7	465.4	484.7	19.3	4.1
Credit write-offs	60.8	71.5	10.7	17.6	252.6	234.7	(17.9)	(7.1)
Costs, and administrative and selling expenses	1,055.9	1,173.4	117.5	11.1	3,004.0	3,483.1	479.1	15.9
Percentage of Net Revenue (%)	66.3	72.0			64.7	71.0

4.1. Salaries and payroll charges

In the 3Q09 there was an increase of R$15.6 million, or 4.6% in salaries and payroll charges, from R$339.0 million to R$354.6 million as a result of a 6.69% salary increase since May, 2009; and due to the R$1.5 million increase in the provision for social security obligations resulting from the actuarial calculation of 2009.

4.2. General supplies

In the 3Q09 there was an increase of R$2.1 million, or 5.6%, when compared to the same period of the previous year, going from R$37.4 million to R$39.5million. The main factors that resulted in this variation were the expenses with supplies for data processing R$0.7 million, as a consequence of the change and upgrade of the information technology equipment and for the maintenance of buildings and installations of R$1.1 million.

Page: 70

4.3. Treatment supplies

The expenditures with chemical products in the 3Q09 were higher than those of 3Q08 by R$1.3 million or 4.0%, from R$32.1 million in the 3Q08 to R$33.4 million in the 3Q09. There was a R$5.9 million increase as a result of higher consumption of ferric chloride and aluminum poly-chloride, a product that enables better efficiency in the water treatment process. The increase occurred due to the replacement of ferric sulfate, the generator of an environmental liability.

4.4. Services

In the 3Q09, this item presented an increase of R$63.5 million, or 36.7%, from R$172.8 million to R$236.3 million. The main factors that contributed to this variance were:

  Maintenance of water and sewage connections and network amounting to R$11.5 million, mainly in function of the repressed demand for such service and acceleration of the execution of service contracts in the Santos Lowland Region. Other factors that have influenced it were: i) higher allocation of resources to the Loss Reduction Program; ii) increase in the actions to meet the demand of the Corrego Limpo Program with São Paulo City Hall – PMSP; and iii) repairs to the Sanitation collecting networks, mainly in the municipality of Praia Grande, optimization of the actions to meet the demands of the "Canal Limpo" Program (Clean Waterway Program) in the municipality of Santos.

  Preventive and corrective maintenance in the water treatment systems amounting to R$10.0 million as a result of the following factors: i) actions of urbanization, lightning, leisure and sporting equipment, construction of community bases in the "Parque Integração" (Integration Park) as part of the agreement with PMSP, of R$4.3 million; ii) maintenance and recovery of reservoirs, equipment and operating areas in the municipalities of the Regional Systems, of R$2.8 million, and iii) maintenance and recovery of reservoirs, decanters, equipment and operating areas in the Water and Sewage Treatment Stations in São Paulo´s Metropolitan Region, of R$1.9 million.

  Expenses of R$8.2 million with the implementation of the Water Rational Use Program – PURA, in the municipal schools as a result of the agreement signed between Sabesp and PMSP.

  Accounting reclassification related to the license of use of software made in the 3Q08, amounting to of R$6.3 million, non-recurring in future quarter.

  Expenditures with the broadcast of advertising campaigns focused on social and environmental actions, like “Projeto Verao”, “Varzeas do Tiete”, “Soluçoes Ambientais”, “Vida Nova”, PURA, among others, amounting to R$5.3 million, recurring in future quarters.

  Provision of R$3.3 million for future disbursements, already committed, related to actions established in the agreement signed between Sabesp and PMSP.

Page: 71

  Professional technical services amounting to R$1.9 million, due to the contracting of consultants, advisors and specialized services devoted to miscellaneous themes like: monitoring system, analysis of integration of information management and exposure process of the Sabesp brand, consulting specialized services for corporate restructuring, implementation of Value Added Management – GVA, among other.

  Hydrometer reading and delivery of bills amounting to R$1.9 million, resulting from the increase in outsourcing of services of reading, inspection of inactive connections and use of new technologies that enable higher security and agility bill issuance and reading systems.

  Lease of vehicles started in the second semester of 2008, amounting to R$1.8 million, in replacement of the Company's own fleet;

  Hiring of interns amounting to R$1.8 million as of February, 2009 inexistent in the year 2008.

  Expenses with mud treatment and disposal related to the services provided by the Public Private Partnership – PPP, in the amount of R$1.7 million, recurring in future quarters.

4.5. Electric Energy

In the 3Q09, this item presented an increase of R$7.6 million or 6.7%, from R$113.8 million to R$121.4 million. There was an increase in the expenditure of 5.16% in the free market and 7.58% in the captive market, corresponding to a 6.7% average expenditure between the markets. The average tariff increase in the free and captive market was around 10% in the period.

4.6. General Expenses

In the 3Q09, there was an increase of R$28.8 million or 24.6%, from R$117.0 million to R$145.8 million, due to the increase of R$30.8 million, mainly due to the provision for civil judicial contingencies.

4.7. Depreciation and amortization

Presented an increase of R$1.2 million or 0.7%, from R$160.3 million to R$161.5 million. This variance is due to the higher transfer of works to fixed assets in operation in this quarter, when compared to the same quarter of 2008.

4.8. Credit Write-offs

In the 3Q09, the write-off of credits presented an increase of R$10.7 million, or 17.6%, from R$60.8 million to R$71.5 million. As of the 2Q08, the Company started improving the accounting provision for losses. The amounts that were being accrued after 360 days, started to be recorded as a provision at the time of the appearance of the debt. It is a timing difference. Such methodology that was already applied to the invoicing of the municipalities which the Company provides water to wholesale, as of the 2Q09, started to be applied also on the invoicing of private customers. The amount of such supplemental provision in this quarter was R$6.6 million, recurring in future quarters.

Page: 72

4.9. Tax expenses

In the 3Q09, there was a decrease of R$13.3 million, or 58.6%, mainly related to the payment of TRCF, or Regulating, Control and Inspection Fee to the Regulating Agency of Sanitation and Energy of the State of São Paulo (ARSESP) occurred in July, 2008, amounting to R$14.8 million, referring to the first 9 installments of the annual amount of 2008. In 2009, the appropriation of these amounts has occurred monthly.

5. Other operating income and expenses

Other operating income and expenses presented a decrease of R$132.2 million or 105.5%, mainly due to the write-off of fixed assets occurred in the 3Q08, as a result of the execution of the Third Amendment of the Gesp Agreement, that provides for the full incorporation of the assets calculated in the Appraisal Reports of the Alto Tiete Production System.

6. Financial Income and Expenses

			In millions of R$

	3Q08	3Q09	Variation	%

Financial expenses
Interest and charges on domestic loans and financing	106.4	98.7	(7.7)	(7.2)
Interest and charges on foreign loans and financing	18.0	14.9	(3.1)	(17.2)
Interest on court-ordered indemnities, net of provisions	71.7	173.9	102.2	142.5
Other financial expenses	7.0	7.7	0.7	10.0

Total financial expenses	203.1	295.2	92.1	45.3

Financial income	40.9	29.0	(11.9)	(29.1)

Financial expenses, net of income	162.2	266.2	104.0	64.1

6.1. Financial expenses

In the 3Q09 there was an increase of R$92.1 million, or 45.3%, described as follows:

  Decrease of R$7.7 million in interest and charges of internal financings resulting from the decrease of the outstanding balance due to the payments made.

  Decrease of R$3.1 million in interest of external financings resulting from foreign exchange rates.

  Increase in interest on civil judicial deposits of R$102.2 million.

6.2. Financial Income

The financial income presented a decrease of R$11.9 million, mainly resulting from interest collected on accounts receivable received after their due date and installments from customers´ debt occurred in the 3Q08. The variation resulted from the implementation of risk collection contracts in RMSP in the previous period.

Page: 73

7. Income and expenses with monetary variations

			In millions of R$

	3Q08	3Q09	Variation	%

Monetary variation on loans and financing	27.9	(1.9)	(29.8)	(106.8)
Exchange variation on loans and financing	212.2	(104.7)	(316.9)	(149.3)
Other monetary variations	7.6	9.2	1.6	21.1

Positive monetary variations	247.7	(97.4)	(345.1)	(139.3)

Negative monetary variations	362.4	11.8	(350.6)	(96.7)

Net monetary variations	(114.7)	(109.2)	5.5	(4.8)

7.1. Expenses with monetary variations

The net effect from the expenses with monetary variation in the 3Q09 was R$345.1 million, when compared with the 3Q08, being

  Positive variation of R$316.9 million resulting from the 8.9% devaluation of the North-American dollar in the 3Q09, generating a R$104.7 million gain, against a 20.3% appreciation in the 3Q08, that generated a R$212.2 million loss.

  R$29.8 million reduction in the monetary variations on loans and financings, due to the following factors: i) R$20.4 million reduction in IGPM-indexed financings with a 0.37% negative variation in the 3Q09, against a 1.55% positive variation in the 3Q08; and ii) R$9.4 in TR-indexed financings that had a lower variation in the 3Q09 (0.12%) as compared to the 3Q08 (0.55%) .

7.2. Income with monetary variations

The income from monetary variations presented a R$350.6 decrease, having as the main factor, the restatement of uncontroversial amounts referring to the complement of retirement plans according to the Third Amendment to the Gesp Agreement, that occurred in the previous period.

8. Operating Indicators

The Company keeps acting strongly in the fight against water losses, which presented a 6.4% decrease in the period under analysis. As a consequence, even with a 0.7% reduction in the volume of water produced, there was a 0.9% increase in the population served.

Operational Indicators(*)	3Q08	3Q09	Variation %
Water connections (1)	6,899	7,086	2.7
Sewage connections (1)	5,283	5,478	3.7
Population directly served by water supply (2)	23.1	23.3	0.9
Population served by sewage collection (2)	19.1	19.5	2.1
Number of employees	16.695	16.101	(3.6)
Water volume produced (3)	2,139.0	2,124.0	(0.7)
Billing loss index (%)	28.3	26.5	(6.4)

(1) In 1,000 of units at the end of the period
(2) In millions of inhabitants at the end of the period. Wholesale supply not included.
(3) In millions of m3
* Not audited

Page: 74

12.01 - COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the Company's performance.

Page: 75

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	01
2 - ORDER No.	6
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2004/033
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,266.17
14 - AMOUNT ISSUED (Million Reais)	227,809
15 - NO. OF SECURITIES ISSUED (UNIT)	179,920
16 - OUTSTANDING SECURITIES (UNIT)	179,920
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2010

Page: 76

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	02
2 - ORDER No.	7
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2005/007
4 - REGISTRATION DATE AT CVM	03/10/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.8%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,289.64
14 - AMOUNT ISSUED (Million Reais)	128,964
15 - NO. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	03/01/2010

Page: 77

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	03
2 - ORDER No.	8
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2005/033
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,238.68
14 - AMOUNT ISSUED (Million Reais)	433,538
15 - NO. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2010

Page: 78

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	04
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/029
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	DI + 2.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,054.88
14 - AMOUNT ISSUED (Million Reais)	105,488
15 - NO. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2009

Page: 79

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	05
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/030
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2015
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IPCA + 12.87%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,169.62
14 - AMOUNT ISSUED (Million Reais)	140,354
15 - NO. OF SECURITIES ISSUED (UNIT)	120,000
16 - OUTSTANDING SECURITIES (UNIT)	120,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2009

Page: 80

20.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

1. CHANGE IN THE INTEREST HELD BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING COMPANY POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES* Position at 09/30/2009
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,085	50.3%	114,508,085	50.3%
Management
Board of Directors	5,210	0	5,210	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

CONSOLIDATED SHAREHOLDING COMPANY POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at 09/30/2008
Shareholder	Number de Common Shares (In units)%		Number Total de Ações (In units)%
Controlling Shareholder
State Finance Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	5,209	0	5,209	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

Page: 81

2. SHAREHOLDING COMPANY POSITION

SHAREHOLDING COMPANY POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at 06/30/2009 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,085	50.3	114,508,085	50.3

3. ARBITRATION COMMITMENT CLAUSE

The Company, its controlling Shareholder, Management and members of the Supervisory Board agree to resolve any and all disputes or controversies arising out of or related to the "Novo Mercado" (New Market) Listing Regulations, BOVESPA's New Market Participation Agreement, Commitment Clauses, in particular as to their application, validity, effectiveness, interpretation, breach and effects, by means of arbitration to be conducted at the Market Arbitration Chamber, in conformity with the Chamber's Arbitration Regulations.

Page: 82

Report of Independent Accountants on Review

To the Board of Directors and Shareholders
Companhia de Saneamento Básico do Estado de São Paulo - SABESP

1 We have reviewed the accounting information included in the Quarterly Information (ITR) (parent company and consolidated) of Companhia de Saneamento Básico do Estado de São Paulo - SABESP ("Company") for the quarter ended September 30, 2009, comprising the balance sheet, the statements of income, of changes in shareholders' equity, of cash flows, and of value added, the explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company's management.

2 Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiary.

3 As mentioned in Note 5, the Company keeps recorded in non-current assets the amounts related to the supplementation of retirement and pensions paid by it in the period from 1986 to 2009. After a period of negotiation, the parties (Company and Government of the State of São Paulo) signed, on November 17, 2008, the Third Amendment to the Document of Recognition, Payment Commitment and Other Covenants, which presents the installments considered disputed and undisputed, originated from calculations made by a specialized entity in relation to the payments made. As a result of this Document, the Company recognized the monetary restatement of the undisputed part, which was kept at historical values until then, however it did not record a provision for the disputed installment, amounting to R$ 332,458 thousand, net of tax effects, due to the high expectation of a favorable outcome to receive the pending amounts and the expected solution of divergences with the State and/or discussions at technical and judicial levels. Accounting practices adopted in Brazil require a provision for losses to reduce the amount to the recoverable value, which corresponds, in this context, to the amounts overdue for a long time and considered as controversial. Consequently, non-current assets and shareholders' equity are overstated by R$ 332,458 thousand and net income for the six-month period ended September 30, 2009 is overstated by R$ 29,683 thousand, net of the tax effects.

Page: 83

4 Based on our limited review, except for the effects of the matter mentioned in paragraph 3 above, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information, including CVM Instruction 469/08.

5 As mentioned in Note 5, the Company and the Government of the State of São Paulo entered into an agreement to settle the amount denominated controversial, referring to the reimbursement of complementary retirement and pension, paid by the Company on behalf of and for the account of the Government of the State of São Paulo. The realization of this asset could eventually be influenced by: (a) the resolution of legal uncertainties caused by a public lawsuit and legislative authorization related to the transfer of the reservoirs to the Company, amounting to R$ 696,283 thousand and (b) the financial receipt of the other amounts, totaling R$ 202,582 thousand.

6 As mentioned in Note 21, some agreements were signed between the Municipal Authority of São Paulo and the Company, which intended to restructure the existing debts in the context that simultaneously involves stability in the rendering of services and the establishment of sanitation activities. Due to the current stage of negotiations between the Company and the Municipality, management expects that no adjustment will be necessary to the corresponding amounts included in the financial statements. Accordingly, no adjustment has been included in the financial statements.

7 As mentioned in Note 2, the accounting practices adopted in Brazil were changed during 2008 and the effects of their initial adoption were recorded by the Company and its subsidiary during the fourth quarter of 2008 and disclosed in the financial statements at December 31, 2008. The statements of income, of changes in shareholders' equity, of cash flows, and of value added for the quarter ended September 30, 2008, presented together with the current quarterly information, have not been adjusted for comparison purposes as permitted by Official Letter CVM 02/2009.

São Paulo, November 13, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Contador CRC 1RJ026365/O-8 “T” SP

Page: 84

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company's mail address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY	6
03	01	STATEMENT OF INCOME	7
04	01	STATEMENT OF CASH FLOWS	10
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 07/01/2009 to 09/30/2009	12
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 to 09/30/2009	13
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	15
09	01	CONSOLIDATED STATEMENT OF INCOME	17
10	01	CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD	19
11	01	STATEMENT OF CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY FROM 07/01/2009 to 09/30/2009	21
11	02	STATEMENT OF CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 to 09/30/2009	22
06	01	EXPLANATORY NOTES	23
07	01	COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER	68
12	01	COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE IN THE QUARTER	75
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	76
20	01	OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT	81
21	01	REPORT ON THE LIMITED REVIEW	83/84

Page: 85

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: January 19, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.